SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For 17 JUNE 2003

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

N/A

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3, File No. 333-13182, filed by United Utilities PLC on 20 February, 2001, as amended on 4 April, 2001, and into the prospectus that forms part of that Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 17 June 2003	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary

UNITED UTILITIES PLC
Issuer

and

DEUTSCHE BANK TRUST COMPANY AMERICAS
Trustee

INDENTURE

Dated as of June 17, 2003

U.S.$2,000,000,000
Debt Securities

TABLE OF CONTENTS

ARTICLE I DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Back to Contents

Back to Contents

Back to Contents

Back to Contents

11.2	Election to Redeem	75
11.3	Notice of Redemption	75
11.4	Deposit of Redemption Price	76
11.5	Notes Payable on Redemption Date	76
11.6	Optional Redemption Due to Changes in Tax Treatment	77
11.7	Optional Redemption	77
11.8	Successor Person May Redeem	77

Back to Contents

Reconciliation and tie of Trust Indenture Act
and Indenture ¹

Trust Indenture		Indenture
Act Section		Section

§310	(a)(1)	6.9
	(a)(2)	6.9
	(a)(5)	6.9
	(b)	6.8, 6.10
§311	(a)	6.13
	(b)	6.13
§312	(a)	7.1, 7.3(a)
	(b)	7.3(b)
	(c)	7.3(c)
§313		7.4
§314	(a)	7.5
	(c)(1)	1.2
	(c)(2)	1.2
	(e)	1.2
§315	(a)	6.1
	(b)	6.2
	(c)	6.1
	(d)	6.1
	(e)	5.14
§316	(a)(last sentence)	1.1 (Definition of “Outstanding”)
	(a)(1)(A)	5.12
	(a)(1)(B)	5.13
	(b)	5.8
	(c)	1.4
§317	(a)(1)	5.3
	(a)(2)	5.4
	(b)	10.3
§318	(a)	1.7

¹	This reconciliation and tie shall not, for any purpose, be deemed part of this Indenture.

Back to Contents

      THIS INDENTURE, dated as of June 11, 2003 between UNITED UTILITIES PLC, a public limited company incorporated in England and Wales (herein called the “Issuer”), having its registered office at Dawson House, Great Sankey, Warrington WA5 3LW, England, and Deutsche Bank Trust Company Americas, a New York banking corporation, as Trustee (herein called the “Trustee”), having its principal Corporate Trust Office at 60 Wall Street, New York, New York 10005.

RECITALS OF THE ISSUER

      The Issuer has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (herein called the “Notes”), to be issued in one or more series as provided in this Indenture.

      All things necessary to make this Indenture a valid agreement of the Issuer, in accordance with its terms, have been done.

      NOW, THEREFORE, THIS INDENTURE WITNESSETH:

      For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of Notes, as follows:

ARTICLE I Definitions and Other Provisions of General Application

1.1 Definitions. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(b) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(c) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles and, except as otherwise herein expressly provided, the term “generally accepted accounting principles” with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in the United Kingdom at the date of such computation;

(d) all references in this instrument to designated “Articles”, “Sections” and other subdivisions are to the designated Articles, Sections and other subdivisions of this instrument. The words “herein”, “hereof” and

Back to Contents

“hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

      Certain terms, used principally in Article VI, are defined when first used.

      “Act”, when used with respect to any Holder, has the meaning specified in Section 1.4.

      “Additional Amounts” has the meaning set forth in Section 10.4.

      “Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting notes, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

      “Attributable Debt” means, as to any lease in respect of a Sale and Leaseback Transaction, as of the date of determination, the lesser of (i) the fair value of the property subject to the Sale and Leaseback Transaction (as determined by the Board of Directors of the Issuer) and (ii) the present value (discounted at a rate equal to the weighted average of the rate of interest on all Notes then issued and outstanding under the Indenture, compounded semi-annually) of the total amount of rent required to be paid under such lease during the remaining term thereof, including any period for which such lease has been extended. Such rental payments shall not include amounts payable by or on behalf of the lessee on account of maintenance and repairs, crewing/manning, insurance, taxes, assessments and similar charges.

      “Authenticating Agent” means any Person authorized by the Trustee to act on behalf of the Trustee to authenticate Notes.

      “Authorized Newspaper” means a newspaper in an official language of the country of publication customarily published at least once a day for at least five days in each calendar week and of general circulation in the place in connection with which the term is used, which, in the United Kingdom, will be The Financial Times of London, if practicable, and which, in the United States, will be The Wall Street Journal, if practicable, and if it shall be impracticable in the opinion of the Trustee to make any publication of any notice required hereby in any such newspaper, shall mean any publication or other notice in lieu thereof which is made or given with the approval of the Trustee.

      “Bankruptcy Law” means (i) for purposes of the Issuer, the U.K. Insolvency Act 1986, as supplemented or amended together with all rules, regulations and instruments made thereunder and applicable United Kingdom law relating to bankruptcy, insolvency, winding up, administration, receivership and

Back to Contents

other similar matters and (ii) for purposes of the Trustee, Title 11, U.S. Code or any similar United States Federal, state or foreign law for the relief of creditors.

      “Board of Directors” means either the board of directors, or any committee of such board duly authorized to act with respect hereto, of the Issuer, which board of directors or committee may, to the extent permitted by applicable law, delegate its authority.

      “Board Resolution” means a copy of a resolution certified by the Secretary or a Deputy or Assistant Secretary of the Issuer to have been duly adopted by the Board of Directors or an authorized committee thereof and to be in full force and effect on the date of such certification and delivered to the Trustee.

      “Business Day” means, with respect to any Place of Payment, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or the Corporate Trust Office are authorized or obligated by law or custom to close.

      “Clearing System” means any of DTC, Euroclear or Clearstream or the successors of any such system.

      “Clearing System Participant” means a member of, or participant in a Clearing System.

      “Clearstream” means Clearstream Banking, societe anonyme, Luxembourg or any successor thereto.

      “Commission” means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

      “Consolidated Net Tangible Assets” means the aggregate amount of total assets of the Issuer and its consolidated subsidiaries after deducting (i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents and other like intangible assets, as shown on the audited consolidated balance sheet contained in the latest annual report to shareholders of the Issuer.

      “Corporate Trust Office” means the principal office of the Trustee in New York, New York, at which at any particular time the trust business of the Trustee shall be administered, which office is currently located at 60 Wall Street, New York, New York 10005, or such other office as the Trustee or any successor Trustee may from time to time designate in writing to the Issuer.

      The term “corporation” includes corporations, associations, companies and business trusts.

Back to Contents

      “Default” means any event which is, or after notice or passage of time, or both, would be, an Event of Default.

      “Definitive Note” means any Note of any series substantially in the form of the Global Note set out in Article II hereof issued in accordance with this Indenture.

      “Depositary” means with respect to Notes of any series issuable or issued in whole or in part in the form of one or more Global Notes, a clearing agency registered under the Exchange Act that is designated to act as Depositary for such Notes as contemplated by Section 3.1.

      “Dollar” or “$” or any similar reference means the coin or currency of the United States of America that at the time of payment is legal tender for the payment of public and private debts.

      “DTC” means The Depository Trust Company, New York, New York, or any successor thereto registered as a clearing agency under the Exchange Act or other applicable statute or regulation, or the nominee of either The Depository Trust Company, New York, New York or any such successor.

      “Event of Default” has the meaning specified in Section 5.1.

      “Euroclear” means Euroclear Bank S.A./N.V. as operator of the Euroclear clearing system or any such successor.

      “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

      “Global Note” means the global note evidencing all or part of the notes of any series in the form contained in Article II of this Indenture, issued in accordance with this Indenture.

      “Government Obligations” means direct obligations of, or obligations fully and unconditionally guaranteed or insured by, the United States of America or any agency or instrumentality thereof for the payment of which obligations or guarantee the full faith and credit of the United States is pledged and which are not callable or redeemable at the Issuer’s option.

      “H.15 (519)” means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System.

      “Holder” means the person in whose name a Note is registered on the Note Register.

Back to Contents

      “Indenture” means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

      “Interest Payment Date” means the date on which payment of an instalment of interest on any Notes is due and payable.

      “Issuer” means the Person named as the “Issuer” in the first paragraph of this Indenture until a successor shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Issuer” shall mean such successor. To the extent necessary to comply with the requirements of the provisions of Trust Indenture Act Sections 310 through 317 as they are applicable to the Issuer, the term “Issuer” shall include any other obligor with respect to the Notes for the purposes of complying with such provisions.

      “Issuer Request” and “Issuer Order” mean, respectively, a written request or order signed in the name of the Issuer by an Executive Director or the Secretary or a Deputy or Assistant Secretary of the Issuer, and delivered to the Trustee.

      “Maturity”, when used with respect to any Note, means the date, if any, on which the principal of such Note becomes due and payable as therein or herein provided, whether by call for redemption, winding-up of the Issuer or otherwise.

      “Notes” has the meaning set forth in the recitals of the Issuer herein and more particularly means the Notes issued, authenticated and delivered under this Indenture.

      “Note Register” and “Note Registrar” have the respective meanings specified in Section 3.5.

      “Note” means one of the Notes.

      “Officers’ Certificate” means a certificate delivered to the Trustee and signed by an Executive Director or a General Manager and the Secretary or a Deputy or Assistant Secretary of the Issuer and otherwise meeting the requirements of Section 1.2.

      “Opinion of Counsel” means a written opinion signed by legal counsel addressed to the Trustee complying with the requirements of Section 1.2. Unless otherwise required by the Trust Indenture Act, the legal counsel may be an employee of or counsel to the Issuer.

      “Original Issue Discount Security” means any Note which is offered and sold at a substantial discount to its stated principal amount.

      “Outstanding”, means, as of the date of determination, all Notes theretofore authenticated and delivered under this Indenture, except:

Back to Contents

      (i)      Notes theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

      (ii)      Notes, or portions thereof, for whose payment or redemption money or Government Obligations in the necessary amount have been theretofore deposited with the Trustee or any Paying Agent (other than the Issuer) in trust or set aside and segregated in trust by the Issuer (if the Issuer shall act as its own Paying Agent) for the Holders of such Notes; provided, that, if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made; and

      (iii)      Notes which have been paid pursuant to Section 3.7 or Section 11.5 or in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture, other than any such Notes in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Notes are held by a bona fide purchaser in whose hands such Notes are valid obligations of the Issuer;

provided, however, that in determining whether the Holders of the requisite principal amount of Outstanding Notes have given any request, demand, authorization, direction, notice, consent, waiver or vote hereunder, (i) the principal amount of any Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof pursuant to Section 5.2, (ii) Notes beneficially owned by the Issuer or any other obligor upon the Notes or any Affiliate of the Issuer or of such other obligor shall be disregarded and deemed not to be Outstanding except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes which a Responsible Officer of the Trustee actually knows to be so beneficially owned shall be so disregarded; provided further, however, that Notes so beneficially owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Notes and that the pledgee is not the Issuer or any other obligor upon the Notes or any Affiliate of the Issuer or of such other obligor.

      “Paying Agent” means, initially, Deutsche Bank Trust Company Americas, and thereafter any Person (which may include the Issuer) authorized by the Issuer to pay the principal of (and premium, if any), interest, if any, or Additional Amounts, if any, on any Notes on behalf of the Issuer.

      “Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

Back to Contents

      “Place of Payment”, means the place or places where the principal of (and premium, if any), interest, if any, or Additional Amounts, if any, on the Notes are payable as specified in Section 10.2.

      “Predecessor Note” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 3.6 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Note shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Note.

      “Principal Subsidiary” means United Utilities Water PLC (formerly known as North West Water Limited) or United Utilities Electricity PLC (formerly known as Norweb plc), for so long as each such company remains a subsidiary (as defined in Section 736 of the Companies Act 1985) of the Issuer, or any other subsidiary of the Issuer to which the business of either United Utilities Water PLC (formerly known as North West Water Limited) or United Utilities Electricity PLC (formerly known as Norweb plc) is transferred.

      “Redemption Date”, when used with respect to any Note to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

      “Redemption Price”, when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to Section 11.6.

      “Regular Record Date” for any interest payable on any Interest Payment Date on Notes of any series means the date specified for that purpose as contemplated by Section 3.1.

      “Responsible Officer”, when used with respect to the Trustee, means any officer within the corporate trust and agency services (or any successor group of the Trustee), including any vice president, managing director, director, assistant vice president, associate, or any other officer or assistant officer of the Trustee customarily performing functions similar to those performed by the persons who at that time shall be such officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such trust matter is referred to because of his or her knowledge of and familiarity with the particular subject.

      “Sale and Leaseback Transaction” has the meaning given to it in Section 10.08.

      “Special Record Date” means a date fixed by the Trustee for the payment of defaulted interest pursuant to Section 3.7.

      “Stated Maturity”, when used with respect to any Note or any instalment of the principal thereof or interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such instalment of principal or interest is due and payable.

Back to Contents

      “Successor Jurisdiction” has the meaning specified in Section 11.6.

      “Successor Person” has the meaning specified in Section 11.6.

      “Treasury Rate” means the per annum rate equal to the semi-annual yield to maturity for United States Treasury securities maturing on the Stated Maturity and trading in the public securities markets either (x) as determined by interpolation between the most recent weekly average yield to maturity for two series of United States Treasury securities trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Stated Maturity and (B) the other maturing as close as possible to, but later than, the Stated Maturity in each case as published in the most recent H.15 (519) or (y) if a weekly average yield to maturity for United States Treasury securities maturing on the Stated Maturity is reported in the most recent H.15 (519), such weekly average yield to maturity as published in such H.15 (519).

      “Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean the Person who is then the Trustee hereunder, and if at any time there is more than one such Person, “Trustee” shall mean and include each such Person.

      “Trust Indenture Act” means the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, as in force on the date as of which this instrument was executed.

      “United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland.

      “United States of America” or “U.S.” means the United States of America and, except in the case of Sections 6.9 and 6.14, its territories and possessions.

1.2 Compliance Certificates and Opinions. Upon any application or request by the Issuer to the Trustee to take any action under any provision of this Indenture, the Issuer shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of the legal counsel rendering such opinion all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished unless so required in such provision.

      Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

Back to Contents

(a) a statement that each Person signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such Person, such condition or covenant has been complied with.

1.3 Form of Documents Delivered to Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

      Any certificate or opinion of an officer of the Issuer may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, legal counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of, or representations by, legal counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Issuer stating that the information with respect to such factual matters is in the possession of the Issuer unless such legal counsel knows, or with the exercise of reasonable care should know, that the certificate or opinion or representation with respect to such matters is erroneous.

      Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

1.4 Acts of Holders.
.
(a) Any request, demand, authorization, direction, notice, consent, waiver, vote or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such

Back to Contents

action shall become effective when such instrument or instruments are delivered to the Trustee and, when it is hereby expressly required, to the Issuer. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Issuer, if made in the manner provided in this Section.

(b) If the Issuer shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver, vote or other Act, the Issuer may, at its option, by Board Resolution, fix in advance a record date for purposes of determining the identity of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver, vote or other Act, but the Issuer shall have no obligation to do so. Any such record date shall be fixed at the Issuer’s discretion. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver, vote or other Act may be sought or given before or within a specified period following the record date, which specified period shall be 170 days or such shorter period or longer period (but not beyond 180 days) as may be specified by the Issuer (or the Trustee, if such record date was set by the Trustee) from time to time. Only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purpose of determining whether Holders of the requisite proportion of Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver, vote or other Act, and for that purpose the Outstanding Notes shall be computed as of such record date.

(c) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. When such execution is by a signatory acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(d) The ownership of a Note shall be proved by the Note Register.

(e) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of any thing done, omitted or suffered to be done by the Trustee or the Issuer in reliance thereon, whether or not notation of such action is made upon such Note or such other Note.

Back to Contents

(f) Without limiting the foregoing, a Holder entitled hereunder to give or take any such action with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any different part of such principal amount.

1.5 Notices, etc. to Trustee and Issuer. Any request, demand, authorization, direction, notice, consent, waiver, vote or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(a) the Trustee by any Holder, the Issuer or any Paying Agent shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or filed in writing to or with the Trustee and received at its Corporate Trust Office, or

(b) the Issuer by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, in the case of the Issuer, first-class postage prepaid, addressed to the Issuer at the address of its principal office specified in the first paragraph of this Indenture (unless another address has been previously furnished in writing to the Trustee and each Paying Agent by the Issuer, in which case at the last such address) marked “Attention: Company Secretary”; or

(c) any Paying Agent by any Holder, the Issuer or the Trustee shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to the Paying Agent at 60 Wall Street, MSNYC 60-2515 New York, New York 10005 unless another address has been previously furnished in writing to the Trustee and the Issuer by such Paying Agent, in which case at the last such address).

1.6 Notice to Holders; Waiver. When this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) (a) with respect to the Global Note, if in writing and delivered or mailed and received, first-class postage prepaid, to the Holder at the address previously furnished in writing by the Holder to the Trustee and the Issuer and (b) if Outstanding Definitive Notes are affected, if given in writing and mailed, first-class postage prepaid, to each Holder of a Definitive Note affected by such event in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act with respect to reports pursuant to Section 7.4 of this Indenture, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice.

      When notice to Holders of Definitive Notes is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice

Back to Contents

may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver. In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

1.7 Conflict with Trust Indenture Act. This Indenture is subject to, and shall be governed by, the provisions of the Trust Indenture Act that are required to be part of and to govern indentures qualified under the Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this Indenture by any of the provisions of the Trust Indenture Act, such required provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or excluded, as the case may be.

1.8 Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

1.9 Successors and Assigns. All covenants and agreements in this Indenture by the Issuer shall bind its successors and assigns, whether so expressed or not.

1.10 Separability Clause. In case any provision in this Indenture or the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.11 Benefits of Indenture. Nothing in this Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.12 Governing Law. This Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles.

1.13 Saturdays, Sundays and Public Holidays. In any case where any Interest Payment Date, Redemption Date, Maturity or Stated Maturity of a Note shall not be a Business Day at any Place of Payment, payments of interest, if any (and premium, if any) or principal need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on such Interest Payment Date,

Back to Contents

Redemption Date, Maturity or Stated Maturity, provided that no interest shall accrue on such payment for the period from and after such Interest Payment Date, Redemption Date, Maturity or Stated Maturity, as the case may be.

1.14 Consent to Jurisdiction and Appointment of Agent for Service.

(a) The Issuer irrevocably consents to the nonexclusive jurisdiction of any court of the State of New York or any United States Federal court sitting, in each case, in the Borough of Manhattan, The City of New York, New York, United States of America, and any appellate court from any thereof in any suit, action or proceeding that may be brought in connection with this Indenture or the Notes, and waives any immunity from the jurisdiction of such courts. The Issuer irrevocably waives, to the fullest extent permitted by law, any objection to any such suit, action or proceeding that may be brought in such courts whether on the grounds of venue, residence or domicile or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum. The Issuer agrees, to the fullest extent that it lawfully may do so, that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon the Issuer and waives, to the fullest extent permitted by law, any objection to the enforcement by any competent court in the United Kingdom of judgements validly obtained in any such court in New York on the basis of such suit, action or proceeding; provided, however, that the Issuer does not waive, and the foregoing provisions of this sentence shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment, (ii) any stay of execution or levy pending an appeal from, or a suit, action or proceeding for reconsideration of, any such judgment, or (iii) any other right or remedy of the Issuer to the extent not expressly waived in accordance with this Section.

(b) The Issuer has designated and appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its authorized agent upon which process may be served in any suit or proceeding in any Federal or State court in the Borough of Manhattan, The City of New York arising out of or relating to the Notes or this Indenture, but for that purpose only, and agrees that service of process upon said agent shall be deemed in every respect effective service of process upon it in any such suit or proceeding in any Federal or State court in the Borough of Manhattan, The City of New York. Such appointment shall be irrevocable so long as any of the Notes remain Outstanding until the appointment of a successor by the Issuer and such successor’s acceptance of such appointment. Upon such acceptance, the Issuer shall notify the Trustee of the name and address of such successor. The Issuer further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of said agent in full force and effect so long as any of the Notes shall be Outstanding. The Trustee shall not be obligated and shall have no responsibility with respect to any failure by the Issuer to take any such action.

Back to Contents

      Nothing in this Section shall affect the right of the Trustee or any Holder of any Note to serve process in any manner permitted by applicable law or limit the right of the Trustee or any Holder of any Note to bring proceedings against the Issuer in the courts of any other jurisdiction or jurisdictions.

(c) The Issuer agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of, or premium or interest, if any, on the Notes (the “Required Currency”) into a currency in which a judgment will be rendered (the “Judgment Currency”), the rate of exchange used shall be the rate at which, in accordance with normal banking procedures, the Trustee could purchase the Required Currency with the Judgment Currency and (b) its obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment (whether or not entered in accordance with subsection (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering the Required Currency the amount, if any, by which actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture.

ARTICLE NOTE FORM

2.1 Forms Generally. The Notes of each series shall be in substantially the form set forth in this Article, or in such other form as shall be established by or pursuant to a Board Resolution of the Issuer or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution thereof. If the form of Notes of any series is established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by any member of the Board of Directors or the Secretary or the Assistant Secretary of the Issuer and delivered to the Trustee at or prior to the delivery of the Issuer Order, contemplated by Section 3.3 for the authentication and delivery of such Notes.

. The definitive Notes shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Notes, as evidenced by their execution of such Notes.

Back to Contents

2.2 Form of Face of Global Note [Insert any legend required by the Internal Revenue Code and the regulations thereunder.]

      UNITED UTILITIES PLC

      [__%] [FLOATING RATE] [NOTES] [BONDS] [DEBENTURES]
DUE _______ ___, 20___

No. ____________	CUSIP NO.

      UNITED UTILITIES PLC, a public limited liability company incorporated under the laws of England and Wales (herein called the “Issuer”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to _________________________, or registered assigns, the principal sum of ______________________ on __________________________ [if the Note is to bear interest prior to Maturity, insert –, and to pay interest thereon from _____________, 20___ or from the most recent Interest Payment Date to which interest has been paid or duly provided for, [semi-annually in arrears on ____________ and ____________ in each year] [annually in arrears on ______________ in each year], commencing ___________, 20___, [if fixed rate notes, insert – at the rate of ____% per annum] [if floating rate notes, insert formula for determining the interest rate], until the principal hereof is paid or made available for payment [if applicable, insert –, provided that any principal and premium, and any such instalment of interest, which is overdue shall bear interest at the rate of __% per annum (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand]. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, which shall be the _______ [or _______] (whether or not a Business Day)[, as the case may be,] next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of this series of Notes not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any notes exchange on which the Notes of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture].

      [If the Note is not to bear interest prior to the Maturity, insert – The principal of this Note shall not bear interest except in the case of a default in payment of principal upon acceleration, upon redemption or at Stated Maturity,

Back to Contents

and in such case the overdue principal and any overdue premium shall bear interest at the rate of ____% per annum (to the extent that the payment of such interest shall be legally enforceable), from the date such amounts are due until they are paid or made available for payment. Interest on any overdue principal shall be payable on demand. Any such interest on any overdue principal or premium which is not so paid on demand shall bear interest at the rate of ____% per annum (to the extent that the payment of such interest on interest shall be legally enforceable), from the date of such demand until the amount so demanded is paid or made available for payment. Interest on overdue interest shall be payable on demand.] [The Trustee shall act as Paying Agent with respect to the Notes of this series.]

      Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

      Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

      IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed manually [or in facsimile].

Dated:

UNITED UTILITIES PLC

By:_____________________________
Name:
Title:

By:_______________________________
Name:
Title:

2.3 Form of Reverse of Note. This Note is one of a duly authorized issue of notes of the Issuer (herein called the “Notes”), issued and to be issued in one or more series under an Indenture, dated as of June 17, 2003 (herein called the “Indenture” which term shall have the meaning assigned to it in such instrument), between the Issuer and Deutsche Bank Trust Company Americas as Trustee (herein called the “Trustee”, which term includes any other successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities

Back to Contents

thereunder of the Issuer, the Trustee and the Holders and of the terms upon which the Notes are, and are to be, authenticated and delivered. This Note is one of the series designated on the face hereof [, limited in aggregate principal amount to [insert currency and amount].

      [If further issues are contemplated, insert – The Issuer may from time to time, without the consent of the Holders, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, the first payment of interest thereon and/or issue price), so that such further issue shall be consolidated and form a single series with the outstanding Notes or upon such terms as the Issuer may determine at the time of their issue.]

      [If optional redemption of the Notes is contemplated, insert – The Notes of any series may be redeemed at any time at the option of the Issuer, in whole or in part, upon notice as described in Section 11.3 of the Indenture, at a redemption price equal to the greater of (i) 100 percent of the principal amount thereof, together with accrued interest at the Redemption Date and (ii) the sum of the present values of the remaining payments on the Notes discounted to the Redemption Date at the Treasury Rate plus 15 basis points, in each case together with accrued interest at the Redemption Date.

      [If applicable, insert – Notice of redemption will be given by mail to Holders of Notes, not less than 30 nor more than 60 days prior to the date fixed for redemption, all as provided in the Indenture.]

      [If the Note is subject to redemption of any kind, insert – In the event of redemption of this Note in part only, a new Note or Notes of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.]

      [If applicable, insert – The Indenture contains provisions for defeasance at any time of the entire indebtedness on this Note upon compliance by the Issuer with certain conditions set forth thereon, which provisions apply to this Note.]

      [If applicable, insert – The Issuer will make payments of principal and interest on any Note without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or by or within any political subdivision thereof or any authority therein having power to tax, unless such taxes, duties, assessments or governmental charges are required by law to be withheld or deducted. If the Issuer is required to make any such deduction or withholding in respect of taxes, the Issuer will pay to a Holder of a Note who is not a resident of the United Kingdom for UK tax purposes such additional amounts (“Additional Amounts”) as may be necessary in order that the net amounts paid to such Holder, after such deduction or withholding, shall be not less than the amount specified in such Note to which such Holder is entitled,

Back to Contents

provided, however, that the Issuer shall not be required to make any payment of Additional Amounts to a Holder for or on account of:

(a) any tax, duty, assessment or other governmental charge which would not have been imposed, withheld or deducted but for (i) the existence of any present or former connection between the Holder or beneficial owner of a Note (or between a fiduciary, settlor, beneficiary, member or shareholder or possessor of a power over such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership or corporation) and the United Kingdom or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a domiciliary, national or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment, office, branch or fixed base therein or otherwise having or having had some connection with United Kingdom or such political subdivision, territory or possession other than the holding or ownership of a Note or the collection of principal of and interest, if any, on, or the enforcement of, a Note or (ii) payment in respect of a Note being made (x) in the United Kingdom or (y) on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the Holder would have been entitled to such Additional Amounts if it had presented, where presentation is required, such Note for payment on any day within such period of 30 days;

(b) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(c) any tax, duty, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payment of (or in respect of) principal of, or any interest on, the Notes;

(d) any tax, duty, assessment or other governmental charge that is imposed, deducted or withheld by reason of the failure of the Holder or the beneficial owner of a Note or the beneficial owner of any payment on such Note to comply with a request of the Issuer addressed to the Holder or such beneficial owner (i) to provide information concerning the nationality, residence, identity or connection with the United Kingdom or any political subdivision or taxing authority thereof of the Holder or such beneficial owner or (ii) to make any declaration or other similar claim to satisfy any information or reporting requirement which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation, ruling or administrative practice of the taxing jurisdiction as a precondition to exemption from withholding or deduction of all or part of such tax, duty, assessment or other governmental charge;

(e) any combination of items (a), (b) (c) or (d) above;

Back to Contents

(f) nor shall Additional Amounts be paid with respect to any payment of the principal of, or any interest on, any Note to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the United Kingdom (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or to a beneficial owner who would not have been entitled to such additional amounts had it been the Holder of such Note.

      Whenever in this Indenture there is mentioned, in any context, the payment of the principal of (or any premium) or interest on, or in respect of, any Note or the net proceeds received in the sale or exchange of any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made.]

      [If applicable, insert – In the event that the obligations of the Issuer under the Notes are assumed pursuant to the terms and conditions of the Indenture by any corporation (a “Successor Person”) organized under the laws of a jurisdiction other than the United Kingdom (a “Successor Jurisdiction”), such Successor Person shall be entitled to redeem the Notes subject to the terms of Section 11.8, substituting the name of the Successor Jurisdiction for the United Kingdom and the date of such assumption for the date of issue and making such further consequential changes as are required.]

      The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Holders of the Notes of each series to be affected under the Indenture at any time by the Issuer, and the Trustee with the consent of the Holders of a majority in principal amount of the Notes at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Notes of each series at the time Outstanding, on behalf of the Holders of all Notes of such series, to waive compliance by the Issuer or with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

Back to Contents

      No Holder of any Note shall have any right to institute any proceeding with respect to such Note, or for the appointment of a receiver or trustee, or for any other remedy under the Note, unless,

(a) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the notes of a series specifying such Event of Default and stating that such notice is a “Notice of Default”;

(b) the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes of such series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name;

(c) such Holder has provided the Trustee indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and acceptance of the offer of indemnity as reasonably satisfactory has failed to institute any such proceeding; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Notes of such series;

      it being understood and intended that no one or more Holders of Notes appertaining thereto shall have any right in any manner whatever by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other such Holders, or to obtain or to seek to obtain priority or preference over any other such Holders or to enforce any right under the Indenture, except in the manner provided in the Indenture and for the equal and ratable benefit of all such Holders.

      No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and any premium and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed or to convert this Note as provided in the Indenture.

      The Notes of this series are issuable only in registered form without coupons in denominations of [insert currency and amount] and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Notes of this series are exchangeable for a like aggregate principal amount of Notes of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same. As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Note Register, upon surrender of this Note for registration of transfer at the office or agency of the Issuer in any place where the principal of and any premium and interest on this Note are payable, duly endorsed

Back to Contents

by, or accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Note Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

       No service charge shall be made for any such registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

      Prior to due presentment of this Note for registration of transfer, the Issuer, the Trustee and any agent of the Issuer, or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Issuer, the Trustee nor any such agent shall be affected by notice to the contrary.

      The Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York.

      All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

2.4 Form of Legend for Global Notes. Unless otherwise specified as contemplated by Section 3.1 for the Notes evidenced thereby, every Global Note authenticated and delivered hereunder shall bear a legend in substantially the following form:

      THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A NOTE REGISTERED, AND NO TRANSFER OF THIS NOTE IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

2.5 Form of Trustee’s Certificate of Authentication. The Trustee’s certificates of authentication shall be in substantially the following form:

CERTIFICATE OF AUTHENTICATION

      This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

      Dated:

Deutsche Bank Trust Company Americas
As Trustee

Back to Contents

By: _______________________
Authorized Signatory
ARTICLE III THE NOTES

3.1 Amount Unlimited; Issuable in Series. The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture is unlimited.

      The Notes may be issued in one or more series. There shall be established in or pursuant to a Board Resolution of the Issuer or pursuant to other appropriate corporate authorization, and, subject to Section 3.3, set forth, or determined in the manner provided, in an Officer’s Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Notes of any series,

(a)	the title of the Notes of the series (which shall distinguish the Notes of the series from Notes of any other series);

(b)	any limit upon the aggregate principal amount of the Notes of the series which may be authenticated and delivered under this Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes of the series pursuant to Section 3.4, 3.5, 3.6, 9.6 or 11.7 and except for any Notes which, pursuant to Section 3.3, are deemed never to have been authenticated and delivered hereunder);

(c)	any stock exchange on which the Notes of the series will be listed;

(d)	the Person to whom any interest on a Note of the series shall be payable, if other than the Person in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest;

(e)	the date or dates on which the principal of the Notes of the series is payable;

(f)	the rate or rates at which the Notes of the series shall bear interest, if any, the date or dates from which such interest shall accrue, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for any interest payable on any Interest Payment Date;

Back to Contents

(g)	the place or places where, subject to the provisions of Section 10.2, the principal of and any premium and interest on Notes of the series shall be payable, any Notes of the series may be surrendered for registration of transfer, Notes of the series may be surrendered for exchange or conversion and notices and demands to or upon the Issuer in respect of the Notes of the series and this Indenture may be served;

(h)	other than with respect to any redemption of Notes pursuant to Section 11.6, the period or periods within which, the price or prices at which and the terms and conditions upon which Notes of the series may be redeemed, in whole or in part, at the option of the Issuer (including the period following the date referred to in Section 11.6) and, if other than by a Board Resolution, the manner in which any election by the Issuer to redeem the Notes shall be evidenced;

(i)	other than with respect to any redemption of Notes pursuant to Section 11.6, the obligation, if any, of the Issuer to redeem or purchase any Notes of the series and the period or periods within which, the price or prices at which and the terms and conditions upon which Notes of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(j)	the denominations in which any Notes of the series shall be issuable, if other than denominations of U.S.$1,000 and any integral multiple thereof;

(k)	the currency, currencies, composite currency, composite currencies or currency units in which payment of the principal of and any premium and interest on any Notes of the series shall be payable if other than the currency of the United States of America and the manner of determining the equivalent thereof in the currency of the United States of America for purposes of the definition of “Outstanding” in Section 1.1;

(l)	if the amount of principal of or any premium or interest on any Notes of the series may be determined with reference to an index, the manner in which such amounts shall be determined;

(m)	if the principal of or any premium or interest on any Notes of the series is to be payable, at the election of the Issuer, or a Holder thereof, in one or more currencies, currency units, composite currency or composite currency units other than that or those in which the Notes are stated to be payable, the currency, currencies or currency units in which the principal of and any premium and interest on Notes of such series as to which such election is made

Back to Contents

shall be payable, and the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount shall be determined);

(n)	if other than the principal amount thereof, the portion of the principal amount of Notes of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 5.2;

(o)	the application, if any, of Section 4.3 to the Notes of the series;

(p)	if Additional Amounts will not be payable by the Issuer;

(q)	if the Issuer may from time to time without the consent of the Holders create and issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, the first payment of interest thereon and/or issue price), so that such further issue shall be consolidated and form a single series with the outstanding Notes of any series or upon such terms as the Issuer may determine at the time of their issue;

(r)	if the principal amount payable at the Stated Maturity of any Notes of the series is not determinable upon original issuance thereof, the amount which shall be deemed to be the principal amount of such Notes for any other purpose hereunder, including the principal amount thereof which shall be due and payable upon any Maturity other than the Stated Maturity or which shall be deemed to be Outstanding as of any date (or, in any such case, the manner in which such principal amount shall be determined);

(s)	if applicable, that any Notes of the series shall be issuable in whole or in part in the form of one or more Global Notes and, in such case, the respective Depositaries for such Global Notes, the form of any legend or legends which shall be borne by any such Global Note in addition to or in lieu of that set forth in Section 2.4 and, if different from those set forth in Clause (2) of the last paragraph of Section 3.5, any circumstances in which Notes issued upon any exchange may be registered in the name or names of Persons other than the Depositary for such Global Note or a nominee thereof;

(t)	any addition to or change in the Events of Default which applies to any Notes of the series and any change in the right of the Trustee or the requisite Holders of such Notes to declare the principal amount thereof due and payable pursuant to Section 5.2;

(u)	any addition to or change in the covenants set forth in Article X which applies to Notes of the series; and

Back to Contents

(v) any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture, except as permitted by Sections 9.1 or 9.2).

All Notes of any one series shall be substantially identical except as to denomination, and except as may otherwise be provided in or pursuant to the Board Resolution referred to above and (subject to Section 3.3) set forth, or determined in the manner provided, in the Officer’s Certificate referred to above or in any such indenture supplemental hereto. If any of the terms of the series are established by action taken pursuant to a Board Resolution of the Issuer, a copy of an appropriate record of such action shall be certified by any director, the Secretary or any person appointed by the Board of Directors of the Issuer delivered to the Trustee at or prior to the delivery of the Officer’s Certificate setting forth the terms of the series.

3.2 Denominations. The Notes of each series shall be issuable only in registered form without coupons and only in such denominations as shall be specified as contemplated by Section 3.1. In the absence of any such specified denomination with respect to the Notes of any series, shall be issuable in denominations of U.S.$1,000 and any integral multiple thereof.

3.3 Execution, Authentication, Delivery and Dating. The Notes shall be executed on behalf of the Issuer in the manner provided for in this section by (A) any of its Directors or General Manager (or officers with similar title and status) and (B) the Secretary or Assistant Secretary to the Issuer or his or her Attorney-in-Fact. The signature of any of these officers on the Notes may be manual or facsimile. Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Issuer shall bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes, provided such officer was the holder of such office at the time of such execution.

For so long as the Issuer shall be a company organized under the laws of the United Kingdom, any other instrument or document required to be signed by or on behalf of the Issuer hereunder shall be signed as provided in this Section 3.3. Each such document or instrument shall be signed on behalf of the Issuer by two members of its Board of Directors.

In the event that a successor Issuer which is organized under the laws of a jurisdiction other than the United Kingdom shall become the Issuer hereunder pursuant to the terms hereof, then any instrument or document required to be signed by such successor Issuer shall be signed as authorized by the laws, statutes or regulations of such jurisdiction, and by the provisions of the articles of incorporation and any by-laws or similar instrument of such successor Issuer, in order for such instrument or document to be legal, valid and binding. In addition, any Officers’ Certificate of any such successor Issuer may be signed by any Person or Persons performing duties equivalent to the duties of an executive officer of a U.S. corporation, and any resolution of such successor Issuer which

Back to Contents

has been adopted by a governing body of such successor Issuer having functions equivalent to those of a U.S. board of directors and certified by any Person permitted to certify such a resolution under the laws, statutes and regulations of the jurisdiction of such successor Issuer and the articles of incorporation and any by-laws or similar documents of such successor Issuer, shall constitute a Board Resolution hereunder.

At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver Notes executed by the Issuer to the Trustee for authentication, together with an Issuer Order for the authentication and delivery of such Notes, and the Trustee in accordance with the Issuer Order shall authenticate and deliver such Notes as in this Indenture provided and not otherwise. Upon receipt of a written order of the Issuer, the Trustee shall authenticate Notes in substitution of Notes originally issued to reflect any name change of the Issuer. In authenticating such Notes and accepting the additional responsibilities under this Indenture in relation to such Notes the Trustee shall be entitled to receive, and (subject to Section 6.1) shall be fully protected in relying upon, an Opinion of Counsel stating that the form and terms thereof have been established in conformity with the provisions of this Indenture.

The Trustee shall not be required to authenticate such Notes if the issue of such Notes pursuant to this Indenture will affect the Trustee’s own rights, duties or immunities under the Notes and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Each Note shall be dated the date of its authentication.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by or on behalf of the Trustee by manual signature, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder and that such Note is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered hereunder but never issued and sold by the Issuer, and the Issuer shall deliver such Note to the Trustee for cancellation as provided in Section 3.9, for all purposes of this Indenture such Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

3.4 Temporary Notes. Pending the preparation of Definitive Notes, the Issuer may execute, and upon Issuer Order the Trustee shall authenticate and deliver, temporary Notes substantially of the tenor of the Definitive Notes in lieu of which they are issued, which Notes may be printed, lithographed, typewritten, photocopied or otherwise produced. Temporary Notes will be issued as Definitive Notes and may have such appropriate insertions, omissions,

Back to Contents

substitutions and other variations as the officers executing such Notes may determine, all as evidenced by such execution.

If temporary Notes are issued, the Issuer will cause, if so required by the terms of such temporary Notes, Definitive Notes to be prepared without unreasonable delay, but in no case more than 30 days after issuance of such temporary Notes. After the preparation of Definitive Notes, the temporary Notes shall be exchangeable for Definitive Notes containing identical terms and provisions upon surrender of the temporary Notes at the office or agency of the Issuer in a Place of Payment, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor a like aggregate principal amount of Definitive Notes containing identical terms and provisions. Until so exchanged, unless otherwise provided therein or in a supplemental indenture relating thereto, the temporary Notes shall in all respects be entitled to the same benefits (but shall be subject to all the limitations of rights) under this Indenture as Definitive Notes.

3.5 Registration, Registration of Transfer and Exchange.
.
(a) Global Note. The Global Note shall be exchangeable for Definitive Notes only as provided in this paragraph. The Global Note shall be exchangeable pursuant to this Section only (i) if a Clearing System notifies the Issuer that it is unwilling or unable to continue to hold the Notes or if at any time such Clearing System ceases to be a clearing agency (registered, in the case of DTC, under the Exchange Act) and a successor to such Clearing System is not appointed by the Issuer within 90 days or (ii) in the event of a winding-up of the Issuer or if the Issuer fails to make a payment on the Notes when due or in the event of any other Event of Default, at the request of the Holders. If exchangeable pursuant to the preceding sentence, the Global Note shall be exchangeable for Definitive Notes aggregating a like amount as the Global Note so exchangeable. Definitive Notes shall be registered in the names of the owners of the beneficial interests in the Global Note as such names are from time to time provided by the Holder, to the Trustee.

If the Global Note is exchangeable pursuant to the preceding paragraph, it shall be exchangeable for Definitive Notes issuable in authorized denominations of a like aggregate principal amount and tenor.

Except as provided above, owners solely of beneficial interests in the Global Note shall not be entitled to receive physical delivery of Definitive Notes and will not be considered the holders thereof for any purpose under this Indenture.

The Clearing System Participants, each Clearing System and any beneficial owners shall have no rights under this Indenture with respect to the Global Note if held on their behalf by a Holder, and such Holder shall be treated

Back to Contents

by the Issuer, the Trustee, and any agent of the Issuer or the Trustee as the owner of the Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee, or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by a Holder, or impair, as between a Clearing System and its Clearing System Participants and Holders, the operation of customary practices governing the exercise of the rights of a holder of any note, including without limitation the granting of proxies or other authorization of participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under this Indenture.

          In connection with any exchange of interests in the Global Note for Definitive Notes as provided in this subsection (a), then without unnecessary delay but in any event not later than the earliest date on which such interests may be so exchanged, the Issuer shall deliver to the Trustee Definitive Notes in aggregate principal amount equal to the principal amount of the Global Note or the portion to be exchanged executed by the Issuer. On or after the earliest date on which such interests may be so exchanged, the Global Note shall be surrendered by the Holder to the Trustee, as the Issuer’s agent for such purpose, to be exchanged, in whole or from time to time in part, for Definitive Notes without charge and the Trustee shall authenticate and deliver, in exchange for each portion of the Global Note, an equal aggregate principal amount of Definitive Notes as the portion of the Global Note to be exchanged. If the Global Note is exchangeable pursuant to this Section, it shall be exchangeable for Notes registered in such names as the Holder of the Global Note shall direct. If a Definitive Note is issued in exchange for any portion of the Global Note after the close of business at the office or agency where such exchange occurs on any record date and before the opening of business at such office or agency on the relevant Interest Payment Date, interest will not be payable on such Interest Payment Date in respect of such Definitive Note, but will be payable on such Interest Payment Date only to the person to whom payments of interest in respect of such portion of the Global Note are payable.

          A Clearing System may grant proxies and otherwise authorize any person, including Clearing System Participants and persons that may hold interests through Clearing System Participants, to take any action which a Holder is entitled to take under this Indenture with respect to the Notes.

(b) The Issuer shall cause to be kept in the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Issuer in a Place of Payment being herein sometimes collectively referred to as the “Note Register”) in which, subject to such reasonable regulations as it may prescribe, the Issuer shall provide for the registration of registered Notes and of transfers of such Notes. The Note Register shall, at all times, be kept, and all transfers shall be entered in the Note Register at a location outside the United Kingdom. The Trustee is hereby appointed “Note

Back to Contents

Registrar” for the purpose of registering Notes and transfers of Notes as herein provided.

          Notes shall be transferable only on the Note Register. Upon surrender for registration of transfer of any Note at an office or agency of the Issuer designated pursuant to Section for such purpose, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of a like aggregate principal amount and tenor.

          All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

          Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Issuer or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Note Registrar duly executed, by the registered Holder thereof or his attorney duly authorized in writing.

          No service charge shall be made for any registration of transfer or exchange of Notes, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to Section 3.4 or 9.6 not involving any transfer.

          The Issuer shall not be required (i) to issue, register the transfer of or exchange Notes of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Notes of that series selected for redemption under Section 11.3 and ending at the close of business on the day of such mailing or (ii) to register the transfer of or exchange any Note so selected for redemption, in whole or in part, except the unredeemed portion of any Note being redeemed in part.

          The provisions of Clauses (1), (2) and (3) below shall apply only to Global Notes:

(1) Each Global Note authenticated under this Indenture shall be registered in the name of the Depositary designated for such Global Note or a nominee thereof and delivered to such Depositary or a nominee thereof or custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Indenture.

(2) Any exchange of a Global Note for other Notes may be made in whole or in part, and all Notes issued in exchange for a Global Note or any portion thereof shall be registered in such names as the Depositary for such Global Note shall direct.

Back to Contents

(3) Every Note authenticated and delivered upon registration or transfer or, or in exchange for or in lieu of, a Global Note or any portion thereof, whether pursuant to this Section, Section 3.4, 3.6, 9.6 or 11.7 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Note, unless such Note is registered in the name of a Person other than the Depositary for such Global Note or a nominee thereof.

3.6 Mutilated, Destroyed, Lost and Stolen Notes. If any mutilated Note is surrendered to the Trustee, the Issuer may execute, and the Trustee shall authenticate and deliver in exchange therefor, a new Note of like amount, and bearing a number not contemporaneously outstanding.

          If there shall be delivered to the Issuer and to the Trustee (a) evidence to their satisfaction of the destruction, loss or theft of any Note and (b) such security or indemnity as may be required by them to save each of them and any agent of any of them harmless, then, in the absence of notice to the Issuer or the Trustee that such Note has been acquired by a bona fide purchaser, the Issuer shall execute, and upon the Issuer’s request the Trustee shall authenticate and deliver in lieu of any such destroyed, lost or stolen Note a new Note of like amount, and bearing a number not contemporaneously outstanding.

          In case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay such Note.

          Upon the issuance of any new Note under this Section, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

          Every new Note issued pursuant to this Section in lieu of any destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Issuer, whether or not the destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

          The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

3.7 Payment; Interest Rights Preserved. Except as otherwise provided as contemplated by Section 3.1 with respect to any series of Notes, interest on any Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Holder in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest by wire transfer of same-day funds to the Holder, or

Back to Contents

at the option of the Issuer, by check mailed to the address of the Person as it appears in the Note Register.

          Payment of interest on Definitive Notes, if any are issued, will be made by a dollar check drawn on a bank in The City of New York mailed to each Holder thereof at such Holder’s registered address or, upon application by a Holder of at least U.S.$1,000,000 aggregate principal amount of Notes to the Note Registrar, each Paying Agent or the Trustee pursuant to the terms of the Indenture not later than the relevant Regular Record Date, by wire transfer in immediately available funds to a dollar account maintained by the Holder with a bank in The City of New York. Principal of Definitive Notes will be payable at the office of the Note Registrar, any Paying Agent or the Trustee pursuant to the terms of the Indenture or, subject to applicable laws and regulations, in such other place or places as are designated by the Issuer, by dollar check drawn on, or by transfer to a dollar account maintained by the Holder with, a bank located in The City of New York.

          If any instalment of interest, the Stated Maturity of which is on or prior to the Redemption Date for any Note called for redemption pursuant to Article Eleven, is not paid or duly provided for on or prior to the Redemption Date in accordance with the foregoing provisions of this Section, such interest shall be payable as part of the Redemption Price of such Notes.

          Any interest on any Note of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Issuer, at its election in each case, as provided in Clause (1) or (2) below:

          (1)     The Issuer may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes of such series (or their respective Predecessor Notes) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Issuer shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note of such series and the date of the proposed payment, and at the same time the Issuer shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Issuer of such Special Record Date and, in the name and at the expense of the Issuer, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record

Back to Contents

Date therefor to be given to each Holder of Notes of such series the Issuer in the manner set forth in Section 1.6, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Notes of such series (or their respective Predecessor Notes) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

          (2)     The Issuer may make payment of any Defaulted Interest on the Notes of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuer to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

          Subject to the foregoing provisions of this Section and Section 3.5, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

3.8 Persons Deemed Owners. The Issuer, the Trustee and any agent of the Issuer or the Trustee may treat any Person in whose name a Note is registered as the owner of such Note for the purpose of receiving payment of principal of (and premium, if any) and (subject to Section 3.7) interest, if any, on such Note and for all other purposes whatsoever, whether or not such Note be overdue, and none of the Issuer, the Trustee nor any agent of the Issuer or the Trustee shall be affected by notice to the contrary.

3.9 Cancellation. All Notes surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Issuer may at any time deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Issuer may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other person for delivery to the Trustee) for cancellation any Notes previously authenticated hereunder which the Issuer has not issued and sold, and all Notes so delivered shall be promptly cancelled by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section, except as expressly permitted pursuant to the provisions of this Indenture. The Trustee shall, upon the written request of the Issuer, return cancelled Notes to the Issuer.

3.10 Computation of Interest. Except as otherwise specified as contemplated by Section 3.1 for Notes of any series, payments of interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months.

Back to Contents

3.11 CUSIP Numbers. The Issuer in issuing the Notes may use CUSIP numbers, if then generally in use, and thereafter the Trustee may use such numbers in any notice of redemption or exchange; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer will promptly notify the Trustee of any change in the CUSIP numbers.

ARTICLE IV SATISFACTION, DISCHARGEAND DEFEASANCE

4.1 Satisfaction and Discharge of any Series. The Notes of any series shall upon Issuer Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Notes herein expressly provided for), and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to the Notes when (a) either

(i) all Notes of such series theretofore authenticated and delivered (other than (x) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.6 and (y) Notes of such series for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 10.3) have been delivered to the Trustee for cancellation; or

(ii) all such Notes described in (i) above not theretofore delivered to the Trustee for cancellation

(A) have become due and payable or will become due and payable at the Stated Maturity within one year, or

(B) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer;

and the Issuer has in the case of (A) or (B) above irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust for the purpose, an amount in cash or Government Obligations and has delivered a certificate of a firm of independent public accountants to such Trustee verifying that such cash or Government Obligations will be sufficient to pay and discharge all claims with respect to such Notes not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and accrued interest, if any and Additional Amounts, if any, to the date of such deposit (in the case of Notes of such series which have

Back to Contents

become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(b) the Issuer has paid or caused to be paid all other sums payable hereunder by the Issuer with respect to the Notes of such series;

(c) the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel to the effect that the Holders of the Outstanding Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance and will be subject to U.S. Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture with respect to the Notes of such series have been complied with;

(d) if the Notes of such series are not to become due and payable at their Stated Maturity, if any, within one year of the date of a deposit pursuant to Section 4.1(a)(ii) or are not to be called for redemption within one year of the date of such deposit under arrangements satisfactory to such Trustee as of the date of such deposit, then the Issuer shall have given, not later than the date of such deposit, notice of such deposit to the Holders of the Notes of such series; and

(e) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that payment of amounts deposited in trust with the Trustee as provided in clause (a) hereof will not be subject to future taxes, duties, fines, penalties, assessments or other governmental charges imposed, levied, collected, withheld or assessed by, within or on behalf of the United Kingdom or any political subdivision or governmental authority thereof or having therein power to tax, except to the extent that Additional Amounts in respect thereof shall have been deposited in trust with the Trustee as provided in clause (a) hereof.

      Upon the satisfaction of the conditions set forth in this Section with respect to all the Notes of such series, the terms and conditions of the Notes of such series, including the terms and conditions with respect thereto set forth in this Indenture, shall no longer be binding upon, or applicable to, the Issuer; provided, however, that in no event shall the Issuer be discharged from (1) any payment obligations in respect of Notes of such series which are deemed not to be “Outstanding” under clause (iii) of the definition thereof if, under such clause (iii), such obligations continue to be valid obligations of the Issuer or (2) any obligations under Sections 6.7 and 6.13 and ; and provided, further, that in the event a petition seeking relief under any applicable Bankruptcy Law is filed and not discharged with respect to the Issuer within 91 days after the deposit, the entire indebtedness on all Notes of such series shall not be discharged, and in such event the Trustee shall return such deposited funds or obligations as it is then holding to the Issuer upon written request from the Issuer.

      Notwithstanding any satisfaction and discharge of this Indenture, the obligations of the Issuer to any Authenticating Agent under Section 6.14 and, if

Back to Contents

cash and/or Government Obligations shall have been deposited with the Trustee pursuant to subclause (ii) of clause (a) of this Section, the obligations of the Trustee under Section 4.2 and the last paragraph of Section 10.3 shall survive any such satisfaction and discharge.

4.2 Application of Trust Money. Subject to the provisions of the last paragraph of Section 10.3, all cash and Government Obligations deposited with the Trustee pursuant to Section 4.1 shall be held in trust and such cash and the proceeds from such Government Obligations shall be applied by it in accordance with the provisions of the Notes and this Indenture to the payment, either directly or through any Paying Agent (including the Issuer acting as Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for the payment of which such cash and/or Government Obligations have been deposited with the Trustee.

4.3 Applicability of Defeasance Provisions; Option to Effect Defeasance or Covenant Defeasance. If provision is made for either or both of (i) defeasance of the Notes of any series under Section 4.4 or (ii) covenant defeasance of the Notes of any series under Section 4.5, then the provisions of such Section or Sections, as the case may be, together with the provisions of Sections 4.6 through 4.9 inclusive, shall be applicable to the Notes of such series, and the Issuer may at its option, by Board Resolution, at any time elect to have Section 4.4 (if applicable) or Section 4.5 (if applicable) be applied to the Outstanding Notes of such series upon compliance with the conditions set forth below in this Article.

4.4 Defeasance and Discharge. Upon the Issuer’s exercise of the option specified in Section 4.3 applicable to this Section 4.4 with respect to Notes of any series, the Issuer shall be deemed to have been discharged from its obligations with respect to the Outstanding Notes of such series on and after the date the conditions set forth in Section 4.6 are satisfied (hereinafter “defeasance”). For this purpose, such defeasance means that the Issuer shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding Notes of such series and to have satisfied all its other obligations under such Notes and this Indenture insofar as such Notes are concerned (and the Trustee, at the expense of the Issuer, shall on Issuer Order execute proper instruments acknowledging the same) and such Notes shall thereafter be “outstanding” only for the purpose of the sections of this Indenture referred to in clauses (i) and (ii) below, except the following which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of such Notes to receive, solely from the trust funds described in Section 4.6 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest, if any, and Additional Amounts, if any, on such Notes of that series when such payments are due; (ii) the Issuer’s obligations with respect to such Notes of that series under Sections 3.5, 3.6, 3.7, 10.2 and 10.3 and ; (iii) the rights, powers, trusts, duties and immunities in respect of the Trustee hereunder and (iv) this Article. Subject to compliance with this Article, the Issuer may exercise its option under this Section notwithstanding the prior exercise of its option under Section 4.5 with respect to such Notes of any series.

Back to Contents

4.5 Covenant Defeasance. Upon the Issuer’s exercise of the option specified in Section 4.3 applicable to this Section 4.5 with respect to Notes of any series, (i) the Issuer shall be released from its obligations under Sections 8.1, 10.7 and 10.8, and any covenant provided pursuant to Section 9.1(b) for the benefit of the Holders of Notes of such series and (ii) the occurrence of any event specified in Section 5.1(b) with respect to Notes of any series (with respect to any of Sections 8.1, 10.7 and 10.8 and any such covenants provided pursuant to Section 9.1(b)) shall be deemed not to be or result in an Event of Default, in each case as provided in this Section, on and after the date the conditions set forth in Section 4.6 are satisfied (hereinafter, “covenant defeasance”) and the Notes of such series shall thereafter be deemed not “Outstanding” for the purpose of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be “Outstanding” for all other purposes hereunder. For this purpose, such covenant defeasance means that the Issuer may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 5.1(b) with respect to the Notes of such series, but, except as specified above, the remainder of this Indenture and the Notes shall be unaffected thereby.

4.6 Conditions to Defeasance or Covenant Defeasance. The following shall be the conditions to application of either Section 4.4 or Section 4.5 to the Outstanding Notes of any series, as the case may be:

(a) The Issuer shall have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 6.9 who shall agree to comply with the provisions of this Article applicable to it, for purposes of such Sections also a “Trustee”) as trust funds in trust for the purpose of making the payments referred to in clauses (i) – (iii) of this Section 4.6(a), specifically pledged as a security for, and dedicated solely to, the benefit of the Holders of the Notes of such series, with instructions to the Trustee as to the application thereof,

(i) money in an amount, or

(ii) non-callable Government Obligations which through the scheduled payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment referred to in clause (i) – (iii) of this Section 4.6(a), money in an amount or

(iii) a combination thereof in an amount, sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, the principal of (and premium, if any) and interest, if any, on the Outstanding Notes of that series on the Maturity of such principal or instalment of principal or interest. Before such a deposit the Issuer may make arrangements satisfactory to the Trustee for the redemption of Notes of that series at a future

Back to Contents

date or dates in accordance with Article 11 which shall be given effect in applying the foregoing.

(b) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Issuer is a party or by which it is bound.

(c) No Default or Event of Default under Section 5.1(d) or 5.1(e) shall have occurred with respect to Notes of such series and be continuing during the period commencing on the date of such deposit and ending on the 91st day after such date (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(d) In the case of an election under Section 4.4, the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that (i) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of this Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Outstanding Notes of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.

(e) In the case of an election under Section 4.5, the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Notes of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(f) The Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance under Section 4.4 or the covenant defeasance under Section 4.5 (as the case may be) with respect to Outstanding Notes of such series have been complied with.

4.7 Deposited Money and Government Obligations to be Held in Trust. Subject to the provisions of the last paragraph of Section 10.3, all money and Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section 4.6 in respect of the Outstanding Notes of any series shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Notes thereto of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

Back to Contents

      4.8      Reinstatement. If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 4.7 or Section 4.2 by reason of any order or judgment or any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to this Article until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 4.7 or 4.2; provided, however, that if the Issuer makes any payment of principal of (and premium, if any) or interest on the Notes of the relevant series following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money so held in trust.

      In the event the Issuer exercises its option under Section 4.4 or 4.5 with respect to the Notes of any series and the Notes of such series are declared due and payable because of the occurrence of any Event of Default and the amount of money and Government Obligations so deposited in trust is not sufficient to pay amounts due on the Notes of that series upon any acceleration resulting from such Event of Default, the Issuer will remain liable for such payment.

4.9 Indemnity for Government Obligations. The Issuer shall pay, and shall indemnify the Trustee against, any tax, fee or other charge imposed on or assessed against Government Obligations deposited pursuant to this Article or the principal and interest received on such Government Obligations other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Notes.

4.10 Return of Moneys Held by Trustee and Paying Agent Unclaimed, for Two Years. Any moneys deposited with or paid to the Trustee or any Paying Agent for the payment of the principal of or interest, if any, on any Note and not applied but remaining unclaimed for two years after the date upon which such principal of interest shall have become due and payable, shall, upon the written request of the Issuer and unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property law, be repaid to the Issuer by the Trustee or such Paying Agent, and the Holder of such Note shall, unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property laws, thereafter look only to the Issuer for any payment which such Holder may be entitled to collect, and all liability of the Trustee or any Paying Agent with respect to such moneys shall thereupon cease.

Back to Contents

ARTICLE V REMEDIES

5.1 Events of Default. “Event of Default”, wherever used herein with respect to Notes of any series of the Issuer, means any one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body);

(a) the Issuer shall default in payment or prepayment of all or any part of the principal of any Note or any interest on the Notes when and as the same shall become due and payable, whether at Stated Maturity, by acceleration, by notice of redemption or otherwise and, in the case of interest only, such default shall have continued for a period of 30 days or more;

(b) except as provided in the preceding clause (a), the Issuer shall default in the performance or observance of any of its other obligations contained in the Notes or the Indenture and such default shall continue for more than 90 consecutive days after written notice thereof is given to the Issuer;

(c) there shall have been a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Issuer or any Principal Subsidiary having an aggregate principal amount outstanding of at least £30,000,000 or, after 31 December, 2005, the greater of 0.5% of Consolidated Net Tangible Assets and £30,000,000, or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Issuer or any Principal Subsidiary, whether such indebtedness now exists or shall hereafter be created, which default shall have occurred at maturity or shall have resulted in such indebtedness of £30,000,000 or, after 31 December, 2005, the greater of 0.5% of Consolidated Net Tangible Assets and £30,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after written notice is provided to the Issuer;

(d) the entry by a court having jurisdiction in the premises of (x) a decree or order for relief in respect of the Issuer in an involuntary case or proceeding under any applicable bankruptcy, liquidation, insolvency, reorganization or other similar law or (y) a decree or order adjudging the Issuer or any Principal Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer or any Principal Subsidiary under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other

Back to Contents

similar official of the Issuer or any Principal Subsidiary or any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days;

(e) the commencement by the Issuer or any Principal Subsidiary of a voluntary case or proceeding under any applicable bankruptcy, liquidation, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Issuer or any Principal Subsidiary in an involuntary case or proceeding under any applicable bankruptcy, liquidation, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer or any Principal Subsidiary or of any substantial part of any of their respective property, or the making by the Issuer or any Principal Subsidiary of an assignment for the benefit of creditors, or the taking of a corporate action by the Issuer or any Principal Subsidiary in furtherance of any such action; or

(f) any other Event of Default established as contemplated by Section 3.1 with respect to Notes of that series.

5.2 Acceleration of Maturity; Rescission and Annulment. If an Event of Default under Section 5.1(a), 5.1(b), 5.1(c), 5.1(d) or 5.1(f) occurs with respect to Notes of any series at the time Outstanding and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes of such series may declare by written notice to the Issuer and the Trustee the principal amount (or, if any of the Notes of that series are Original Issue Discount Securities, such proportion of the principal amount of such Notes as may be specified in the terms thereof) of all the Notes of such series, together with any accrued interest, to be due and payable immediately. At any time after such declaration of acceleration with respect to the Notes of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Notes of such series, under certain circumstances, may rescind and annul such declaration. In addition, past defaults with respect to the Notes of any series may be waived by the Holders of a majority in aggregate principal amount of the Notes

Back to Contents

of such series then Outstanding, except a default in the payment of principal of or interest on the Notes or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Note affected.

      If an Event of Default described in paragraph 5.1(e) occurs and is continuing, then and in each and every such case, the principal amount (or, if any of the Notes of that series are Original Issue Discount Securities, such proportion of the principal amount of such Notes as may be specified in the terms thereof) of the Outstanding Notes together with any accrued interest, shall, without any declaration or other act on the part of the Trustee or any Holder of the Notes, become and be immediately due and payable, anything in this Indenture or in the Notes contained to the contrary notwithstanding.

      At any time after such a declaration of acceleration with respect to the Notes of any series has been made but before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holder or Holders of a majority in aggregate principal amount of the Outstanding Notes of such series, by written notice to the Issuer and the Trustee, may rescind and annul such declaration of acceleration and its consequences, but only if

(a) the Issuer has paid or deposited with the Trustee a sum sufficient to pay

(i) the principal of (and premium, if any, on) any Notes of such series which have become due otherwise than by such declaration of acceleration and any due and payable interest, and overdue interest, if any, thereon at the rate or rates prescribed therefor in such Notes,

(ii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Notes, and

(iii) all sums paid or advanced by the Trustee hereunder except those resulting from gross negligence or willful misconduct on the part of the Trustee, and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(b) all Events of Default with respect to the Notes of such series, other than the non-payment of principal which has become due solely by such declaration of acceleration, have been cured or waived as provided herein.

      No such rescission shall affect any subsequent default or impair any right consequent thereon.

Back to Contents

      For all purposes under this Indenture, if a portion of the principal of any Original Issue Discount Securities shall have been accelerated and declared due and payable pursuant to the provisions hereof, then, from and after such declaration, unless such declaration has been rescinded and annulled, the principal amount of such Original Issue Discount Securities shall be deemed, for all purposes hereunder, to be such portion of the principal thereof as shall be due and payable as a result of such acceleration, and payment of such portion of the principal thereof as shall be due and payable as a result of such acceleration, together with interest, if any, thereon and all other amounts owing thereunder, shall constitute payment in full of such Original Issue Discount Securities.

5.3 Collection of Indebtedness and Suits for Enforcement by Trustee. The Issuer covenants that if:

(a) default is made in the payment of any interest on any Note of any series when such interest becomes due and payable and such default continues for a period of 30 days, or

(b) default is made in the payment of the principal of (or premium, if any, on) any Note at the Maturity thereof,

      the Issuer will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Notes, the whole amount then due and payable on such Notes for principal (and premium, if any) and interest, if any, and interest on any overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue interest, at the rate or rates prescribed therefor in such Notes; and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances (except those made in bad faith or as a result of negligence) of the Trustee, its agents and counsel.

      If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

5.4 Trustee May File Proofs of Claim. In case of any judicial proceeding relative to the Issuer (or any other obligor upon the Notes), its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian,

Back to Contents

receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial procedings is hereby authorized by each Holder of a Note to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amounts due it for the reasonable compensation, expenses, disinbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 6.7.

      No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan or reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors’ or other similar committee.

5.5 Trustee May Enforce Claims Without Possession of Notes. All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any other amounts due to the Trustee under Section 6.7, be for the ratable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

5.6 Application of Money Collected. Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (and premium, if any), interest, if any, or Additional Amounts, if any, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

      FIRST: To the payment of all amounts in respect of which or for the benefit of which such money has been collected due to the Trustee under Section 6.7;

      SECOND: To the payment of the amounts then due and unpaid for principal of (and premium, if any) interest, if any, and Additional Amounts, if any, on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal (and premium, if any) interest, if any, and Additional Amounts, if any, respectively; and

      THIRD: To the payment of the balance, if any, to the Issuer or any other Person or Persons, including the Issuer, legally entitled thereto.

Back to Contents

5.7 Limitation on Suits. No Holder of any Note shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless/

(a) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Notes of that series specifying such Event of Default and stating that such notice is a “Notice of Default” hereunder;

(b) the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes of such series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name, as Trustee hereunder;

(c) such Holder has provided the Trustee indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and acceptance of the offer of indemnity as reasonably satisfactory has failed to institute any such proceeding; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Notes of such series;

      it being understood and intended that no one or more Holders of Notes appertaining thereto shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other such Holders, or to obtain or to seek to obtain priority or preference over any other such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders.

5.8 Unconditional Right of Holders to Receive Principal, Premium, if any, Interest, and Additional Amounts, if any. Notwithstanding any other provision in this Indenture, the Holder of any Note shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any), (subject to Section 3.7) interest, if any, and Additional Amounts, if any, on such Note on the respective Stated Maturities as expressed in such Note (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

5.9 Restoration of Rights and Remedies. If the Trustee or any Holder of any Note has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then

Back to Contents

and in every such case, subject to any determination in such proceeding, the Issuer, the Trustee and the Holders of Notes shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders of Notes shall continue as though no such proceeding had been instituted.

      5.10      Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in the last paragraph of Section 3.6, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Notes is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

5.11 Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders of Notes may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders of Notes.

5.12 Control by Holders. The Holders of a majority in aggregate principal amount of the Outstanding Notes of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Notes, provided that

(a) such direction shall not be in conflict with any rule of law or with this Indenture or unduly prejudicial to the rights of other Holders or involve the Trustee in personal liability; and

(b) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

5.13 Waiver of Past Defaults. The Holders of not less than a majority in aggregate principal amount of the Outstanding Notes of any series by notice to the Trustee may on behalf of the Holders of all the Notes of such series waive any past Event of Default or Default hereunder and its consequences, except an Event of Default or Default

(a) in the payment of the principal of (or premium, if any) or interest, if any, on any Note of such series of the Issuer, or

Back to Contents

(b) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Note of such series affected.

      Upon any such waiver, such Event of Default or Default shall cease to exist, and any Event of Default or Default arising therefrom shall be deemed to have been cured and not to have occurred for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Event of Default or Default or impair any right consequent thereon.

5.14 Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant, in the manner and to the extent provided in the Trust Indenture Act; provided that neither this Section nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or to make such assessment in any suit instituted by the Issuer, in any suit instituted by the Trustee, in any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Outstanding Notes, or in any suit instituted by any Holder for the enforcement of the payment of the principal of or any premium or interest on any Note on or after the Stated Maturity expressed in such Note (or, in the case of redemption, on or after the Redemption Date).

5.15 Waiver of Usury, Stay or Extension Laws. The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

5.16 Compliance Certificate; Notices of Default. The Issuer is required to deliver to the Trustee annually a statement, in the form of an Officers’ Certificate, regarding compliance with this Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default or Event of Default with respect to Notes of any series, to deliver to the Trustee a statement, in the form of an Officers’ Certificate, specifying such Default or Event of Default.

Back to Contents

ARTICLE VI THE TRUSTEE

6.1 Certain Duties and Responsibilities. The duties and responsibilities of the Trustee shall be as provided by Section 315 of the Trust Indenture Act. Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers. Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section. In case an Event of Default has occurred which has not been cured or waived, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

6.2 Notice of Defaults. If a Responsible Officer of the Trustee receives written notice of the occurrence of a Default hereunder, the Trustee shall, within 90 days after it occurs, give the Holders of Notes of such series notice of such Default as and to the extent provided by the Trust Indenture Act unless such Default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of, premium, if any, or interest on any Note, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders.

6.3 Certain Rights of Trustee. Subject to the provisions of Section 6.1 and in the absence of bad faith on its part:

(a) the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon, whether in its original or facsimile form, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Issuer mentioned herein shall be sufficiently evidenced by an Issuer Request and any action or resolution of the Board of Directors of the Issuer shall be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering

Back to Contents

or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may rely upon an Officers’ Certificate or Opinion of Counsel;

(d) the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have provided the Trustee note or indemnity that is reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent (other than an officer or employee of the Trustee) or attorney appointed with due care by it hereunder; and

(h) the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture.

6.4 Not Responsible for Recitals or Issuance of Notes. The recitals contained herein and in the Notes, except the Trustee’s certificates of authentication, shall be taken as the statements of the Issuer, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes, except that the Trustee represents and warrants that it has duly authorized, executed and delivered this Indenture. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Issuer of Notes or the proceeds thereof.

Back to Contents

6.5 May Hold Notes. The Trustee, any Authenticating Agent, any Paying Agent, and any Note Registrar or any other agent of the Issuer, in its individual or any other capacity, may become the owner or pledgee of Notes of any series and, subject to Sections 6.8 and 6.13, may otherwise deal with the Issuer with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Note Registrar, or such other agent. However, in the event that the Trustee, such Authenticating Agent, such Paying Agent or such Note Registrar acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue in such capacity or resign.

6.6 Money Held in Trust. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Issuer.

6.7 Compensation and Reimbursement. The Issuer agrees:

(a) to pay to the Trustee from time to time compensation for all services rendered by it hereunder as agreed in writing by the Issuer from time to time (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(b) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its gross negligence or willful misconduct; and

(c) to indemnify each of the Trustee or any predecessor Trustee, for, and to hold it harmless against, any and all loss, liability, claim, damage or expense incurred without gross negligence or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder but excluding any tax liabilities of the Trustee based upon, measured by or determined by the income of the Trustee.

When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 5.01(d) or Section 5.01(e), such expenses (including reasonable charges of Trustee’s counsel) and compensation for such services are intended to constitute expenses of administration under any applicable bankruptcy, insolvency or other similar law.

Back to Contents

      As security for the performance of the obligations of the Issuer under this Section, the Trustee shall have a lien prior to the Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (or premium, if any) interest, if any, or Additional Amounts, if any, on the Notes.

      In no event shall the Trustee be liable for any indirect, special, punitive or consequential loss or damage of any kind whatsoever, including, but not limited to, lost profits, even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

      In no event shall the Trustee be liable for any failure or delay in the performance of its obligations hereunder because of circumstances beyond its control, including, but not limited to, acts of God, flood, war (whether declared or undeclared), terrorism, fire, riot, embargo, government action, including any laws, ordinances, regulations, governmental action or the like which delay, restrict or prohibit the providing of the services contemplated by this Agreement.

6.8 Disqualification; Conflicting Interests. Subject to qualification of the Indenture under the Trust Indenture Act, if the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.

6.9 Corporate Trustee Required; Eligibility. There shall at all times be a Trustee hereunder which shall be eligible to act as Trustee under the Trust Indenture Act and shall have a combined capital and surplus of at least U.S.$50,000,000 and has its Corporate Trust Office in the Borough of Manhattan, The City of New York. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of a Federal, State or District of Columbia supervising or examining authority within the United States of America, then for the purposes of this Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

6.10 Resignation and Removal; Appointment of Successor.

(a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.11.

Back to Contents

(b) The Trustee may resign at any time by giving written notice thereof to the Issuer. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(c) The Trustee may be removed at any time by Act of the Holders of a majority in aggregate principal amount of the Outstanding Notes delivered to the Trustee and the Issuer.

(d) If at any time:

(i) the Trustee shall fail to comply with Section 6.8 after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a Note as to which the Trustee has a conflicting interest for at least six months, or

(ii) the Trustee shall cease to be eligible under Section 6.9 and shall fail to resign after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a Note for at least six months, or

(iii) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge, or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, or

(iv) the Trustee shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (x) the Issuer, by a Board Resolution, may remove the Trustee or (y) subject to Section 5.14, any Holder who has been a bona fide Holder of a Note for at least six months (and, in the case of subparagraph (d)(i) above, who is a Holder of a Note as to which the Trustee has a conflicting interest) may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee or Trustees.

      (e)      If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Notes of one or more series, the Issuer, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Notes of that or those series (it being understood that any such Successor Trustee may be appointed with respect to the Notes of one or more or all of such series and that at any time there should be only one Trustee with respect to the Notes of any particular series) and shall comply with the applicable requirements of Section

Back to Contents

6.11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Notes of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Notes delivered to the Issuer and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section, become the successor Trustee and to that extent supersede the successor Trustee appointed by the Issuer. If no successor Trustee shall have been so appointed by the Issuer or the Holders of Notes of any series and accepted appointment in the manner hereinafter required by Section 6.11, any Holder who has been a bona fide Holder of a Note of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes.

(f) The Issuer shall give notice of any resignation and each removal of the Trustee with respect to the Notes of any series and each appointment of a successor Trustee to all Holders of Notes in the manner and to the extent provided in Section 1.6. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

6.11 Acceptance of Appointment by Successor. In case of the appointment hereunder of a Successor Trustee with respect to all Notes, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Issuer and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Issuer or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee, all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

(a) In case of the appointment hereunder of a successor Trustee with respect to the Notes of one or more (but not all) series of the Issuer, the retiring Trustee and each successor Trustee with respect to the Notes of one or more series of the Issuer shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Notes of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Notes, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Notes of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be

Back to Contents

necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Notes of that or those series to which the appointment of such successor Trustee relates; but, on request of the Issuer or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Notes of that or those series to which the appointment of such successor Trustee relates.

(b) Upon request of any such successor Trustee, the Issuer shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in paragraph (a) of this Section.

(c) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

6.12 Merger, Conversion, Consolidation or Succession to Business. Any corporation or national banking association into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation or national banking association resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or national banking association succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation or national banking association shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes.

6.13 Preferential Collection of Claims. If and when the Trustee shall be or become a creditor of the Issuer (or any other obligor upon the Notes), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Issuer (or any such other obligor).

6.14 Appointment of Authenticating Agent. The Trustee may at any time appoint an Authenticating Agent or Agents which shall be authorized to act

Back to Contents

on behalf of the Trustee to authenticate Notes upon original issue, or issued upon exchange, registration of transfer or partial redemption thereof or in lieu of destroyed, lost or stolen Notes, and Notes so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Issuer and shall at all times be a corporation or national banking association organized and doing business and in good standing under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than U.S.$50,000,000 and subject to supervision or examination by Federal or State or District of Columbia authorities. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

      Any corporation or national banking association into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation or national banking association resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation or national banking association succeeding to all or substantially all the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation or national banking association shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

      An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and the Issuer. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and the Issuer. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Issuer and shall give notice thereof to the Holders of Notes in the manner and to the extent provided in Section. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally

Back to Contents

named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

      The Issuer agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

      If an appointment is made pursuant to this Section, the Notes may have endorsed thereon, in lieu of the Trustee’s certificate of authentication, an alternate certificate of authentication in the following form:

CERTIFICATE OF AUTHENTICATION

      This is one of the Notes designated herein referred to in the within-mentioned Indenture.

Dated:

Deutsche Bank Trust Company Americas as Trustee

      By:      __________________

            Authorized Signatory

ARTICLE VII HOLDERS LISTS AND REPORTERS BY TRUSTEE AND ISSUER
7.1 Issuer to Furnish Trustee Names and Addresses of Holders. The Issuer will furnish or cause to be furnished to the Trustee:

(a) quarterly, not more than 15 days after each Regular Record Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Definitive Notes as of such Regular Record Date and, if previously furnished to the Issuer in accordance with Section 1.5, of the Holder of the Global Note, and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Issuer of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished.

7.2 The Issuer need not furnish or cause to be furnished to the Trustee pursuant to Section 7.1 the names and addresses of Holders of Notes so long as the Trustee acts as Note Registrar.

7.3 Preservation of Information; Communications to Holders.

Back to Contents

(a) The Trustee shall preserve, in as current a form as is practicable, the names and addresses of Holders (i) contained in the most recent list furnished to the Trustee as provided in Section 7.1 and (ii) received by the Trustee in its capacity as Paying Agent or Note Registrar (if so acting). The Trustee may destroy any list furnished to it as provided in Section 7.1 upon receipt of a new list so furnished.

(b) The rights of the Holders of Notes to communicate with other Holders with respect to their rights under this Indenture or under the Notes, and the corresponding rights and privileges of the Trustee, shall be as provided by the Trust Indenture Act.

(c) Every Holder, by receiving and holding a Note, agrees with the Issuer and the Trustee that none of the Issuer, the Trustee or any agent of any of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with Section.

7.4 Reports by Trustee. Not later than 60 days after March 15 (the “reporting date”) in each year following the date hereof, so long as any Notes are Outstanding hereunder, the Trustee shall transmit to Holders as provided in the Trust Indenture Act a brief report dated as of the reporting date as required by and in compliance with the Trust Indenture Act. The Trustee shall also comply with Section 313(b)(2) of the Trust Indenture Act to the extent applicable.

7.5 Reports by Issuer. The Issuer shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to the Trust Indenture Act; provided that any such information, document or report required to be filed with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act shall be filed with the Trustee within 15 days after the same is required to be filed with the Commission. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely exclusively on Officers’ Certificates).

ARTICLE VIII CONSOLIDATION, MERGER, AMALGAMATION, SALE, LEASE OR CONVEYANCE OF ASSETS BY THE ISSUER

8.1 Consolidation, Merger, Amalgamation, Sale, Lease or Conveyance of Assets. The Issuer shall not consolidate with or merge into any other corporation or sell, convey or transfer all or substantially all of its assets (defined

Back to Contents

as not less than 75%) to any other corporation, without the consent of the Holders, unless:

(a) immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing;

(b) the purchasing or transferee corporation or the successor, continuing or resulting corporation in the case of a merger or consolidation (if the Issuer is not the surviving corporation), as the case may be: (i) expressly assumes, by a Supplemental Indenture executed and delivered to the Trustee in a form satisfactory to the Trustee, the obligations of the Issuer under the Indenture and the Notes and the due and punctual performance and observance of all the covenants and conditions to be performed or observed by the Issuer pursuant to the Indenture and the Notes; (ii) if such corporation is organized under the laws of a Successor Jurisdiction, agrees to assume the Issuer’s obligations under the Notes to pay Additional Amounts under Section 10.4, substituting the name of the Successor Jurisdiction for the United Kingdom and the date of such assumption for the date of issue in each place that it appears; and (iii) is an entity in a member state of the European Union, an organization for Economic Cooperation and Development member nation, or a European Free Trade Association member nation, in each case other than Greece, Liechtenstein, Mexico or Turkey; and

(c) if, as a result of the transaction, Debt would be created that is secured by a lien not permitted by Section 10.7, the Issuer or such person secures the Notes equally and ratably with all such Debt.

8.2 Successor Corporation Substituted. Upon any consolidation of the Issuer with, or merger of the Issuer into, any other Person or any sale, conveyance or transfer of all or substantially all of the assets of the Issuer in accordance with Section 8.1, the successor Person formed by such consolidation or into which the Issuer is merged or to which such sale, conveyance, transfer or lease is made shall succeed to all the obligations and responsibilities of, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such successor Person had been named as the Issuer herein, as the case may be. In the event a Successor Person (other than a direct subsidiary or indirect subsidiary of the Issuer) assumes the obligations of the Issuer in accordance with this Section 8.01, all obligations of the Issuer under the Indenture shall terminate. For the purposes of the discussion under Section 10.4 and Section 11.6 and in the Notes, upon the substitution of a Successor Jurisdiction for the United Kingdom, references to United Kingdom shall also refer to the Successor Jurisdiction.

8.3 Opinion of Counsel and Officers’ Certificate to Trustee. The Trustee, subject to the provisions of Sections 6.1 and 6.3, shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel and an Officers’ Certificate stating that any such consolidation, merger,

Back to Contents

amalgamation, sale, lease or conveyance, and any such assumption of obligations, complies with the applicable provisions of this Indenture and that all conditions precedent herein provided for have been met.

ARTICLE IX

SUPPLEMENTAL INDENTURES

9.1 Supplemental Indentures Without Consent of Holders. Without the consent of any Holders, the Issuer, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(a) to evidence the succession of another corporation to the Issuer and the assumption by any such successor of the covenants, agreements and obligations of the Issuer herein and in the Notes; or

(b) to add to the covenants of the Issuer for the benefit of the Holders of Notes or to surrender any right or power herein conferred upon the Issuer; or

(c) to add any additional Events of Default for the benefit of the Holders of Notes; or

(d) to add to, change or eliminate any of the provisions of this Indenture; or

(e) to secure the Notes; or

(f) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11(b); or

(g) to cure any ambiguity, to correct or supplement any provision herein which may be or is inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture, provided that such action pursuant to this clause shall not adversely affect the interests of the Holders of Notes of any series in any material respect.

No supplemental indenture for the purposes identified in clauses (b), (c), (d) or (g) above may be entered into if to do so would adversely affect the interest of the Holders of Notes.

9.2 Supplemental Indentures with Consent of Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes of each series affected by such supplemental indenture, by Act of said Holders

Back to Contents

delivered to the Issuer and the Trustee, the Issuer, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any other indenture supplemental hereto or of modifying in any manner the rights of the Holders of such series; provided, however, that no such supplemental indenture may, without the consent of the Holder of each Outstanding Note affected thereby,

(a) change the Stated Maturity of the principal amount or interest amounts in respect of any such Note, or reduce the principal amount thereof, or any premium payable upon the redemption thereof, or reduce the amount of the principal of any Original Issue Discount Security that would be due and payable upon any acceleration of the maturity thereof pursuant to Section 5.2 or change the obligation of the Issuer (or its successor) to pay Additional Amounts pursuant to Section 10.4 on the Notes, or change the Place of Payment where the principal amount of, premium, if any, interest or Additional Amounts, if any, on any such Note is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); or

(b) reduce the percentage in aggregate principal amount of the Outstanding Notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or of certain defaults hereunder and their consequences) provided for in this Indenture; or

(c) change any obligation of the Issuer to maintain an office or agency in the places and for the purposes specified in Section 10.2; or

(d) modify any of the provisions of this Section or Section 5.13 except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Note affected thereby; provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to “the Trustee” and concomitant changes in this Section, or the deletion of this proviso, in accordance with the requirements of Sections 6.11(b) and 9.1(f); or

(e) change in any manner adverse to the interests of the Holders of any Notes the terms and conditions of the obligations of the Issuer in respect of the due and punctual payment of any amounts due and payable on the Notes.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

Back to Contents

9.3 Execution of Supplemental Indentures. In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section ) shall be fully protected in relying upon, an Officers’ Certificate and an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obliged to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

9.4 Effect of Supplemental Indentures. Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby, except as otherwise expressed therein.

9.5 Conformity with Trust Indenture Act. Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

9.6 Reference in Notes to Supplemental Indentures. Notes of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Issuer shall so determine, new Notes of any series, so modified as to conform, in the opinion of the Trustee and the Issuer, to any such supplemental indenture may be prepared and executed by the Issuer, and such Notes may be authenticated and delivered by the Trustee in exchange for Outstanding Notes of such series.

ARTICLE X

COVENANTS

10.1 Payment of Principal, Premium, Interest and Additional Amounts. The Issuer covenants and agrees for the benefit of the Holders of Notes of such series that it will duly and punctually pay the principal of (and premium, if any), interest, if any, and Additional Amounts, if any, on the Notes of that series in accordance with the terms of the Notes and this Indenture.

10.2 Maintenance of Office or Agency. The Issuer will maintain in each Place of Payment an office or agency where Notes of a particular series may be presented or surrendered for payment, where Notes of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Issuer in respect of the Notes of that series and this Indenture may be served; provided, however, that at the option of the Issuer,

Back to Contents

payment of any interest on a Definitive Note of that series may be made by check mailed to the address of the Person entitled herein as such address shall appear in the Note Register, unless such Person qualifies for and requests payment by wire transfer pursuant to Section 3.7. With respect to the Global Note, such office or agency shall be an office or agency of the New York Paying Agent in the Borough of Manhattan, The City of New York. With respect to Definitive Notes of any series, such office or agency in each Place of Payment shall initially be the Corporate Trust Office of the Trustee. The Issuer will maintain in the Borough of Manhattan, The City of New York, an office or agency where notices and demands to or upon the Issuer in respect of Notes of any series and this Indenture may be served. The Issuer will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Issuer hereby appoints the Trustee as its agent to receive all presentations, surrenders, notices and demands.

      The Issuer may also from time to time designate one or more other offices or agencies where the Notes of any particular series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Issuer of any obligation to maintain an office or agency in each Place of Payment (except as otherwise indicated in this Section) for such purposes. The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

10.3 Money for Payments to Be Held in Trust. If the Issuer shall at any time act as Paying Agent, it will, on or before each due date for payment of the principal of (and premium, if any), interest, if any, and Additional Amounts, if any, on any of the Notes of the relevant series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal (and premium, if any), interest, if any, and Additional Amounts, if any, so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

      Whenever the Issuer shall have one or more Paying Agents, it will, by 10:00 A.M. New York City time on the due date for payment of the principal of (and premium, if any), interest, if any, or Additional Amounts, if any, on any Notes of such series, deposit with a Paying Agent in immediately available funds a sum sufficient to pay the principal (and premium, if any), interest, if any, or Additional Amounts, if any, so becoming due, such sum to be held as provided by the Trust Indenture Act, and (unless such Paying Agent is the Trustee) the Issuer will promptly notify the Trustee of its action or its failure so to act.

Back to Contents

      The Issuer shall request that the bank through which such payment is to be made agree to supply to such Paying Agent one Business Day prior to the due date for any such payment an irrevocable confirmation (by tested telex or authenticated SWIFT MT 100 Message) of its intention to make such payment.

      The Issuer will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

(a) comply with the provisions of the Trust Indenture Act applicable to it as Paying Agent and

(b) during the continuance of any default by the Issuer (or any other obligor upon the Notes) in the making of any payment in respect of the Notes of any series, and upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent for payment in respect of the Notes of such series.

      The Issuer may at the time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Issuer Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Issuer or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Issuer or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee such Paying Agent shall be released from all further liability with respect to such money.

      Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of (and premium, if any), interest, if any, or Additional Amounts, if any, on any Note of any series and remaining unclaimed for two years after such principal (and premium, if any), interest, if any, or Additional Amounts, if any, have become due and payable shall be paid to the Issuer on Issuer Request, or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be published at least once, in Authorized Newspapers, published in the Borough of Manhattan, The City of New York and in London, England, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be paid to the Issuer.

10.4 Additional Amounts. Unless otherwise specified in any Board Resolution or other appropriate corporate authorization, the Issuer will make

Back to Contents

payments of principal and interest on any Note without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or by or within any political subdivision thereof or any authority therein having power to tax, unless such taxes, duties, assessments or governmental charges are required by law to be withheld or deducted. If the Issuer is required to make any such deduction or withholding in respect of taxes, the Issuer will pay to a Holder of a Note who is not a resident of the United Kingdom for UK tax purposes such additional amounts (“Additional Amounts”) as may be necessary in order that the net amounts paid to such Holder, after such deduction or withholding, shall be not less than the amount specified in such Note to which such Holder is entitled, provided, however, that the Issuer shall not be required to make any payment of Additional Amounts to a Holder for or on account of:

(a) any tax, duty, assessment or other governmental charge which would not have been imposed, withheld or deducted but for (i) the existence of any present or former connection between the Holder or beneficial owner of a Note (or between a fiduciary, settlor, beneficiary, member or shareholder or possessor of a power over such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership or corporation) and the United Kingdom or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a domiciliary, national or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment, office, branch or fixed base therein or otherwise having or having had some connection with United Kingdom or such political subdivision, territory or possession other than the holding or ownership of a Note or the collection of principal of and interest, if any, on, or the enforcement of, a Note or (ii) payment in respect of a Note being made (x) in the United Kingdom or (y) on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the Holder would have been entitled to such Additional Amounts if it had presented, where presentment is required, such Note for payment on any day within such period of 30 days;

(b) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(c) any tax, duty, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payment of (or in respect of) principal of, or any interest on, the Notes;

      (d)      any tax, duty, assessment or other governmental charge that is imposed, deducted or withheld by reason of the failure of the Holder or the beneficial owner of a Note or the beneficial owner of any payment on such Note

Back to Contents

to comply with a request of the Issuer addressed to the Holder or such beneficial owner (i) to provide information concerning the nationality, residence, identity or connection with the United Kingdom or any political subdivision or taxing authority thereof of the Holder or such beneficial owner or (ii) to make any declaration or other similar claim to satisfy any information or reporting requirement which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation, ruling or administrative practice of the taxing jurisdiction as a precondition to exemption from withholding or deduction of all or part of such tax, duty, assessment or other governmental charge;

(e) any combination of items (a), (b) (c) or (d) above;

(f) nor shall Additional Amounts be paid with respect to any payment of the principal of, or any interest on, any Note to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the United Kingdom (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or to a beneficial owner who would not have been entitled to such additional amounts had it been the Holder of such Note.

      Whenever in this Indenture there is mentioned, in any context, the payment of the principal of (or any premium) or interest on, or in respect of, any Note or the net proceeds received in the sale or exchange of any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made.

10.5 Statement by Officers of Issuer as to Default. (a) The Issuer will deliver to the Trustee, within 120 days after the end of each fiscal year of the Issuer ending after the date hereof, an Officers’ Certificate, stating whether or not to the best of knowledge of the signers thereof the Issuer is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Issuer shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge. One of the persons signing the Officers’ Certificate given pursuant to this Section shall be the principal executive, financial or accounting officer of the Issuer.

(b) Notwithstanding the foregoing paragraph, in the event that any officer of the Issuer becomes aware of any Default or Event of Default, the Issuer

Back to Contents

shall promptly deliver to the Trustee an Officers’ Certificate specifying such Default or Event of Default.

10.6 Existence. Subject to Article 8, the Issuer will at all times do or cause to be done all things necessary to preserve and keep in full force and effect its existence.

10.7 Limitation on Liens. So long as any of the Notes of any series remain Outstanding, neither the Issuer nor any Principal Subsidiary will create, incur, guarantee or assume any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed (“Debt”) secured by a mortgage, pledge, security interest, lien or other similar encumbrance (“lien” or “liens”) upon any property or assets (other than cash or cash equivalents), without effectively providing concurrently with the creation, incurrence, guarantee or assumption of such Debt that the Notes (together with, if the Issuer so determines, any other Debt of the Issuer then existing or thereafter created ranking equally with the Notes) will be secured equally and ratably with (or prior to) such Debt, so long as such Debt will be so secured, except that this restriction will not apply to:

(i) liens on property, shares of stock or indebtedness of any corporation, other limited liability entity or partnership (a “corporation”) existing at the time such corporation becomes a subsidiary, provided that any such lien was not created in contemplation of such subsidiary becoming a subsidiary;

(ii) liens on property or shares of stock existing at the time of acquisition thereof or to secure the payment of all or any part of the purchase price thereof or all or part of the cost of the improvement, construction, alteration or repair of any property, building, equipment or facilities or of any other improvements on all or any part of such property or to secure any Debt incurred prior to, at the time of, or within twelve months after, in the case of shares of stock, the acquisition of such shares and, in the case of property, the later of the acquisition, the completion of construction (including any improvements, alterations or repairs on an existing property) or the commencement of commercial operation of such property, which Debt is incurred for the purpose of financing all or any part of the purchase price thereof or all or part of the cost of improvement, construction, alteration or repair thereon;

(iii) liens existing at the date of this Indenture;

      (iv)      liens on property owned or held by any corporation or on shares of stock, other equity interests or indebtedness of any corporation, in either case existing at the time such corporation is merged into or consolidated or amalgamated with either the Issuer or a subsidiary or at the time of a sale, lease or other disposition of property of a corporation or a sale or other disposition of stock of a corporation as an entirety or substantially as an entirety to the Issuer or

Back to Contents

a subsidiary, provided that any such lien was not created in contemplation of such corporation engaging in such transaction;

(v) liens on property, shares of stock or participations in a single-purpose subsidiary or joint venture entity securing indebtedness incurred to finance the acquisition and/or development of such property or other assets of such subsidiary or entity;

(vi) liens arising by operation of law (other than by reason of default);

(vii) liens arising through litigation, legal proceeding or judgment and not giving rise to an Event of Default;

(viii) liens upon specific items of inventory or other goods and proceeds of the Issuer or any subsidiary securing the Issuer’s or any subsidiary’s obligations in respect of bankers’ acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods;

(ix) liens to secure Debt incurred in the ordinary course of business, including, but not limited to,

(A) any mechanics’, materialmen’s, carriers’, workmen’s, vendors’ or other like liens,

(B) any liens securing amounts in connection with workers’ compensation, unemployment insurance and other types of social security,

(C) any easements, rights-of-way, restrictions and other similar charges,

(D) any liens arising out of consignment or similar arrangements for the sale of goods entered into by the Issuer or any subsidiary, and

(E) any liens to secure Debt maturing not more than 12 months from the date incurred;

(x) liens to secure indebtedness for borrowed money incurred in connection with a specifically identifiable project where any such lien relates to a property to which such project has been undertaken and recourse of the creditors in respect of such lien is substantially limited to such project and property;

(xi) liens created to secure Debt of the Issuer or any subsidiary under any options, futures, swaps, short sale contracts or similar or related instruments which relate to the purchase or sale of notes, commodities or currencies;

Back to Contents

(xii) liens in favor of customs and revenues authorities to secure payment of customs duties in connection with the importation of goods;

(xiii) leases or subleases granted to others not interfering in any material respect with the business of the Issuer or any subsidiary;

(xiv) liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Issuer or any subsidiary relating to such property or assets;

(xv) rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for the benefit of the Issuer and/or any subsidiary;

(xvi) liens securing Debt of the Issuer or any subsidiary for borrowed money incurred in connection with the financing of accounts receivable;

(xvii) liens incurred or deposits made securing the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of like nature incurred in the ordinary course of business;

(xviii) liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Issuer or any subsidiary;

(xix) liens on any property of the Issuer or any subsidiary in favor of the federal governmental of the United States or the government of any state thereof, or the government of the United Kingdom, or the European Union, or any instrumentality of any of them, securing the obligations of the Issuer or any subsidiary pursuant to any contract or payments owed to such entity pursuant to applicable laws, rules, regulations or statutes;

(xx) liens securing taxes or assessments or other applicable charges or levies;

(xxi) liens securing industrial revenue, development or similar bonds issued by or for the benefit of the Issuer or any subsidiary, provided that such industrial revenue, development or similar bonds are nonrecourse to the Issuer or such subsidiary;

(xxii) liens arising under or in connection with or arising out of any pooling and settlement agreements or pooling and settlement arrangements of the electricity industry, or any transactions or arrangements entered into in connection with the hedging or management of risks relating to the electricity industry; and

(xxiii) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any lien referred to in the

Back to Contents

foregoing clauses (i) to (xxii), inclusive, or of any Debt secured thereby; provided that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement lien shall be limited to all or any part of the same property or shares of stock that secured the lien extended, renewed or replaced (plus improvements on such property), or property received or shares of stock issued in substitution or exchange therefor.

      Notwithstanding the foregoing, the Issuer and the Principal Subsidiaries may create, incur, guarantee or assume Debt secured by a lien which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other such Debt of the Issuer and the Principal Subsidiaries and their Attributable Debt in respect of Sale and Leaseback Transactions (other than Attributable Debt in respect of Sale and Leaseback Transactions permitted because the Issuer or such Principal Subsidiaries would be entitled to create, incur, guarantee or assume such Debt secured by a lien on the property to be leased without equally and ratably securing the Notes pursuant to the preceding paragraph and other than Sale and Leaseback Transactions the proceeds of which have been applied as provided in Section 10.8(v)), does not at the time such Debt is incurred exceed 15% of Consolidated Net Tangible Assets.

10.8 Limitation on Sale and Leaseback Transactions. So long as any of the Notes remain Outstanding, neither the Issuer nor any Principal Subsidiary will enter into any arrangement with any Person (not including any subsidiary) providing for the leasing by the Issuer or such Principal Subsidiary of any assets which have been owned by the Issuer or such Principal Subsidiary and which have been or are to be sold or transferred by the Issuer or such Principal Subsidiary to such Person (a “Sale and Leaseback Transaction”) unless:

(i) such transaction involves a lease for a temporary period not to exceed three years;

(ii) such transaction is between the Issuer or a Principal Subsidiary and an affiliate of the Issuer;

(iii) the Issuer would be entitled to incur indebtedness secured by a lien on the assets or property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Leaseback Transaction, without equally and ratably securing the Notes, pursuant to Section 10.7, other than pursuant to the last paragraph of Section 10.7; such transaction is entered into within one year after (A) the initial acquisition by the Issuer of the assets or (B) in the case of property, the latter of the acquisition, the completion of construction (including any improvements, alterations or repairs on an existing property) or the commencement of the commercial operation of such property, subject to such transaction;

Back to Contents

(iv) after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such Sale and Leaseback Transactions does not exceed 15% of Consolidated Net Tangible Assets; or

(v) the Issuer or a Principal Subsidiary within the 12 months preceding the sale or transfer or the 12 months following the sale or transfer, regardless of whether such sale or transfer may have been made by the Issuer or such Principal Subsidiary, as the case may be, applies, in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof and, in the case of a sale transfer otherwise than for cash, an amount equal to the fair value of the assets so leased at the time of entering into such arrangement (as determined by the Board of Directors of the Issuer or such Principal Subsidiary, as the case may be), to the retirement of indebtedness for money borrowed, incurred or assumed by the Issuer or a Principal Subsidiary, as the case may be, which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date of incurring, assuming or guaranteeing such debt.

10.9 Waiver of Certain Covenants. The Issuer may with respect to the Notes of any series omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Section 9.1(b) for the benefit of the Holders of such series or in any of Section 8.1(c) or Sections 10.7 to 10.8, inclusive, if before the time for such compliance the Holders of at least 66 % in aggregate principal amount of the Outstanding Notes of such series shall by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, covenant or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Issuer and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

ARTICLE XI

REDEMPTION OF NOTES

11.1 Applicability of Article. The Notes of any series that are by their terms redeemable prior to that stated maturity shall be redeemable in accordance with this Article.

11.2 Election to Redeem. The election of the Issuer to redeem any Notes of any series shall be evidenced by or pursuant to a Board Resolution.

11.3 Notice of Redemption. Notice of redemption shall be given not less than 30 nor more than 60 days prior to the Redemption Date to each Holder of Notes of any series to be redeemed in the manner and to the extent provided in Section 1.6.

      All notices of redemption shall state:

Back to Contents

(a) the Redemption Date,

(b) the Redemption Price, plus accrued interest, if any, to the Redemption Date,

(c) that, on the Redemption Date, the Redemption Price will become due and payable upon each such Note to be redeemed and, if applicable, that interest thereon will cease to accrue on or after the Redemption Date, and

(d) the place or places where Notes are to be surrendered for payment of the Redemption Price.

      No such notice of redemption shall be given earlier than 60 days prior to the earliest date on which the Issuer would be required to pay Additional Amounts if a payment in respect of the Notes was then due.

11.4 Deposit of Redemption Price. Prior to 11:00 a.m. New York City time on the Redemption Date, the Issuer shall deposit with the Trustee or with a Paying Agent (or, if the Issuer is acting as Paying Agent, segregate and hold in trust as provided in Section 10.3) an amount of money sufficient to pay on the Redemption Date the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) Additional Amounts, if any, and accrued but unpaid interest on, all the Notes or portions thereof which are to be redeemed on that date.

11.5 Notes Payable on Redemption Date. Notice of redemption having been given, the Notes of that series to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified. From and after the Redemption Date (unless the Issuer shall default in the payment of the Redemption Price, Additional Amounts, if any, and accrued interest, if any), such Notes shall cease to bear interest, and the only right of the Holders of such Notes shall be to receive payment of the Redemption Price. Upon surrender of any Note for redemption in accordance with said notice, such Note shall be paid by the Issuer at the Redemption Price, together with Additional Amounts, if any, and accrued but unpaid interest to the Redemption Date; provided , however, that, unless otherwise specified as contemplated by Section 3.1, with respect to any Definitive Notes, a payment of interest which is payable on an Interest Payment Date which is on or before the Redemption Date, shall be payable to the Holders of such Notes, or one or more Predecessor Notes, registered as such at the close of business on the relevant Regular Record Date or Special Record Date according to the terms of the Notes and the provisions of Section 3.7.

      If any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and any premium) and Additional Amounts, if any, shall, until paid, bear interest from the Redemption Date in accordance with the terms of such Note and the provisions of Section 3.7.

Back to Contents

11.6 Optional Redemption Due to Changes in Tax Treatment. The Notes of any series may be redeemed at any time, at the option of the Issuer, in whole but not in part, upon notice as described in Section 11.3, at a redemption price equal to 100 percent of the principal amount thereof, together with accrued interest at the date fixed for redemption, (the “Redemption Price”), if the Issuer shall determine that as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United Kingdom (including any treaty to which the United Kingdom is a party) or any change in the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change, amendment, application or interpretation is announced and becomes effective on or after the date of issue of the relevant series of Notes, on the occasion of the next payment of principal or interest in respect of the Notes the Issuer would be obligated to pay Additional Amounts and such obligation cannot be avoided by the Issuer taking reasonable measures available to it.

11.7 Optional Redemption. The Notes of any series may be redeemed, in accordance with the terms of such Notes, at the option of the Issuer, in whole or in part, upon notice as described in Section 11.3, at a redemption price equal to the greater of (i) 100 percent of the principal amount thereof, together with accrued interest at the Redemption Date or (ii) the sum of the present values of the remaining payments on the Notes discounted to the Redemption Date at the Treasury Rate plus 15 basis points, in each case together with accrued interest at the Redemption Date.

11.8 Successor Person May Redeem. In the event that the obligations of the Issuer under the Notes are assumed pursuant to the terms and conditions of the Indenture by any corporation (a “Successor Person”) organized under the laws of a jurisdiction other than the United Kingdom (a “Successor Jurisdiction”), such Successor Person shall be entitled to redeem the Notes subject to the terms of the preceding paragraph, substituting the name of the Successor Jurisdiction for the United Kingdom and the date of such assumption for the date of issue of the relevant series of Notes and making such further consequential changes as are required.

      This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

Back to Contents

      IN WITNESS WHEREOF, the Issuer and the Trustee have caused this Indenture to be duly executed, all as of the day and year first above written.

UNITED UTILITIES PLC

By:	/s/ Simon G. Batey
Name:	Simon G. Batey
Title:	Group Finance Director

By:	/s/ Tim M. Rayner
Name:	Tim M. Rayner
Title:	Secretary

DEUTSCHE BANK TRUST COMPANY AMERICAS, as TRUSTEE

By:	/s/ Wanda Camacho
Name:	Wanda Camacho
Title:	Vice President